SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Date: November 11, 2003

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and
Aeschenvorstadt 1, Basel, Switzerland
(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒       Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐       No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TABLE OF CONTENTS

Shareholders’ Letter
UBS Results
Wealth Management & Business Banking
Global Asset Management
Investment Bank
Wealth Management USA
Corporate Center
UBS Income Statement (unaudited)
UBS Balance Sheet (unaudited)
UBS Statement of Changes in Equity (unaudited)
UBS Statement of Cash Flows (unaudited)
Notes to the Financial Statements (unaudited)
UBS Registered Shares
INCORPORATION BY REFERENCE
SIGNATURES

     This Form 6-K consists of the Third Quarter 2003 Report, which appears immediately following this page.

Financial Reporting

Third Quarter 2003 Report
11 November 2003

UBS Financial Highlights

[1]	Operating expenses/operating income less credit loss expense or recovery.

[2]	For the EPS calculation, see Note 8 to the Financial Statements.

[3]	Year to date annualized net profit/average shareholders’ equity less dividends.

[4]	Includes hybrid Tier 1 capital, please refer to the BIS capital and ratios table in the UBS Results section.

[5]	Excludes the amortization of goodwill and other intangible assets.

[6]	Details of significant financial events can be found in the UBS Results section on page 7.

[7]	Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events.

[8]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/weighted average shares outstanding.

[9]	Net profit for diluted EPS less the amortization of goodwill and other intangible assets and significant financial events (after tax)/weighted average shares outstanding for diluted EPS.

[10]	Year to date annualized net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/average shareholders’ equity less dividends.

Throughout this report, 2002 segment results have been restated to reflect the transfer of the Private Banks & GAM to Corporate Center.

All financial information included in this report is unaudited, except for balance sheet information as at 31 December 2002, which is audited.

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Income statement key figures
Operating income	8,490	9,111	8,000	(7)	6	25,374	26,597
Operating expenses	6,353	6,788	6,788	(6)	(6)	19,318	21,801
Operating profit before tax	2,137	2,323	1,212	(8)	76	6,056	4,796
Net profit	1,673	1,639	942	2	78	4,526	3,636
Cost/income ratio (%)[1]	75.1	74.7	83.9			76.0	81.3

Per share data (CHF)
Basic earnings per share[2]	1.52	1.44	0.79	6	92	4.00	2.98
Diluted earnings per share[2]	1.47	1.42	0.76	4	93	3.93	2.84

Return on shareholders’ equity (%)[3]						16.9	11.8

				% change from
CHF million, except where indicated
As at	30.9.03	30.6.03	31.12.02	30.6.03	31.12.02

Balance sheet key figures
Total assets	1,328,140	1,365,491	1,181,118	(3)	12
Shareholders’ equity	35,704	36,692	38,991	(3)	(8)

Market capitalization	84,440	88,219	79,448	(4)	6

BIS capital ratios
Tier 1 (%)[4]	11.5	12.0	11.3
Total BIS (%)	13.3	14.0	13.8
Risk-weighted assets	241,533	243,032	238,790	(1)	1

Invested assets (CHF billion)	2,182	2,168	2,037	1	7

Headcount (full-time equivalents)
Switzerland	26,901	27,209	27,972	(1)	(4)
Europe (excluding Switzerland)	9,922	10,063	10,009	(1)	(1)
Americas	25,506	25,914	27,350	(2)	(7)
Asia/Pacific	3,824	3,787	3,730	1	3
Total	66,153	66,973	69,061	(1)	(4)

Long-term ratings
Fitch, London	AA+	AAA	AAA
Moody’s, New York	Aa2	Aa2	Aa2
Standard & Poor’s, New York	AA+	AA+	AA+

Earnings adjusted for significant financial events and pre-goodwill5, 6

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Operating income	8,490	8,950	8,000	(5)	6	25,213	26,442
Operating expenses	6,115	6,550	6,483	(7)	(6)	18,600	20,858
Operating profit before tax	2,375	2,400	1,517	(1)	57	6,613	5,584
Net profit	1,911	1,875	1,247	2	53	5,242	4,454

Cost/income ratio (%)[7]	72.2	73.4	80.1			73.6	78.2
Basic earnings per share (CHF)[8]	1.73	1.65	1.04	5	66	4.64	3.65
Diluted earnings per share (CHF)[9]	1.68	1.62	1.01	4	66	4.55	3.50

Return on shareholders’ equity (%)[10]						19.5	14.6

Third Quarter 2003 Report
11 November 2003

Contents

Shareholders’ Letter	2

UBS Results	4

Wealth Management & Business Banking	16

Global Asset Management	25

Investment Bank	31

Wealth Management USA	40

Corporate Center	45

Financial Statements
UBS Income Statement	47
UBS Balance Sheet	48
UBS Statement of
Changes in Equity	49
UBS Statement of Cash Flows	50
Notes to the Financial Statements	51

UBS Registered Shares	60

Financial Calendar

Publication of Fourth Quarter 2003 results	Tuesday, 10 February 2004

Publication of Annual Report 2003	Wednesday, 17 March 2004

Annual General Meeting	Thursday, 15 April 2004

Publication of First Quarter 2004 results	Tuesday, 4 May 2004

UBS Investor Relations

Hotline: +41 1 234 4100	email: sh-investorrelations@ubs.com	Web: www.ubs.com/investors

Zurich		New York

Christian Gruetter	+41 1 234 4360	Richard Feder	+1 212 713 6142

Oliver Lee	+41 1 234 2733	Christopher McNamee	+1 212 713 3091

Cate Lybrook	+41 1 234 2281

Fax	+41 1 234 3415	Fax	+1 212 713 1381

UBS AG	UBS Americas Inc.
Investor Relations G41B	Investor Relations
P.O. Box	135 West 50th Street, 10th Floor
CH-8098 Zurich	New York, NY 10020
Switzerland	United States of America

UBS Shareholder Services		US Transfer Agent

UBS AG		Mellon Investor Services
Shareholder Services GUMV		Overpeck Centre
P.O. Box		85 Challenger Road
CH-8098 Zurich		Ridgefield Park, NJ 07660
Switzerland		United States of America
Phone:	+4112356202
Fax:	+4112353154	calls from the US	+1 866 541 9689
email:	sh-shareholder-services@ubs.com	calls outside the US	+1 201 329 8451
		Fax:	+1 201 296 4801

UBS Media Relations

Hotline: +41 1 234 8500	email: sh-gpr@ubs.com	Web: www.ubs.com/media

Interactive Third Quarter 2003 Report

An interactive version of this report can be viewed online in the Third Quarter 2003 Results section of the UBS Investors & Analysts website: www.ubs.com/investors.

Other reports

All UBS’s published financial reports (including SEC filings) are available on the internet at: www.ubs.com/investors. Alternatively, printed copies of our reports can be obtained from: UBS AG, Economic Information Center, P.O. Box, CH-8098 Zurich, Switzerland. email: sh-iz-ubs-publikationen@ubs.com.

Third Quarter 2003 Report
11 November 2003

Shareholders’ Letter

Dear Shareholders,

We are pleased to report our most profitable quarter in three years. We have benefited from recovering equity markets and improving sentiment while securing substantial competitive gains – demonstrated most visibly by the CHF 20 billion in net new assets that clients have brought to UBS in third quarter. At the same time, we have retained our cost discipline, pushing our pre-goodwill cost/income ratio to its lowest since PaineWebber became part of UBS. In particular, we were able to significantly reduce costs in our Swiss domestic and US wealth management businesses.

     Net profit for the quarter was CHF 1,673 million (up 78% from third quarter 2002). Before goodwill, net profit was CHF 1,911 million, up 53% from a year earlier. All our businesses have increased profits and improved their cost / income ratios compared to third quarter 2002. This strong business performance, combined with our continued share buybacks, has helped us significantly improve shareholder returns, with pre-goodwill return on equity for the year close to 20%.

     Our wealth management businesses around the world reported total net new money inflows of CHF 15.1 billion, the strongest result for over two years. Our European wealth management business again excelled with net new money inflows of CHF 2.8 billion and revenues up 57% from a year earlier. We also recorded strong inflows from Asian clients, and in the US we again outperformed most peers.
     Operating income was up 6% from third quarter last year, particularly benefiting from improved fee and commission income. Corporate finance fees increased, reflecting a pick-up in corporate activity, but more importantly, our competitive gains. Asset-based and investment fund fees are benefiting from recovering equity market valuations. Our Investment Bank’s Fixed Income, Rates and Currencies business has grown substantially over the last year. Although results were slightly lower compared to the exceptionally strong first two quarters of the year, it was a very positive performance in view of the turbulent bond markets in third quarter. Compared to third quarter 2002, private equity writedowns have significantly fallen.
     Costs remained under tight control and were cut in almost all categories. Operating expenses fell 6% compared to third quarter 2002. Accruals for performance-related compensation rose in line with higher revenues, but were offset by lower salary expenses, reflecting a 5% year on year decrease in headcount. Lean structures and careful management of resources have proven to be a crucial success factor during the recent downturn in the financial services industry. We will therefore continue to streamline our processes across the firm and closely monitor our staffing levels, keeping productivity levels competitively high.

     The performance of our credit portfolio reflects the initial signs of global economic recovery. We realized a net recovery of CHF 26 million this quarter, compared to a net credit loss expense of CHF 95 million a year ago.

The progress of our organic growth drive continues. In Asia, for example, we were the first financial services firm to offer clients direct access to the Chinese domestic financial market. This strategy of organic growth has been boosted by a series of small acquisitions that expand the presence of our core businesses. For example, our recently announced acquisition of Merrill Lynch’s German private client business will significantly enhance our profile in the German market for wealthy individuals. It is a further step in our systematic effort to expand in our European target markets following the acquisition of Lloyds TSB’s French wealth management business earlier this summer. At the same time, our Investment Bank continues to invest in growth areas, most clearly evidenced by our acquisition of ABN AMRO’s US prime brokerage operations in September.

The success of a company is not only due to pure commercial factors, but also depends on the quality of governance and management. We were therefore pleased when ethos, a Swiss investment foundation, and the Cantonal Bank of Zurich confirmed the quality of our governance structures and financial disclosure in two separate studies released recently which rated us top among Swiss companies. Continuous strengthening of our leadership and clear succession planning are also key priorities for us. In that context, we were pleased to announce the reintroduction of the Chief Financial Officer role with the appointment of current Asia Pacific CEO Clive Standish to that post, effective 1 April 2004. On 1 January 2004, Mark B. Sutton will succeed Joseph J. Grano, Jr. as CEO of Wealth Management USA. We are also proposing that Stephan Haeringer, currently Deputy CEO, be elected to the Board of Directors at the next Annual General Meeting, and that Chief Credit Officer Marco Suter be proposed to the Board a year later, in 2005, to succeed retiring Vice Chairman Alberto Togni. We have also re-established the title of Chief Executive Officer.

The use of employee stock options has been broadly debated in recent times – it is a discussion that you as investors may have been following closely. We recently reviewed the use of options in our compensation schemes. Our conclusion is that the selective use of stock options as an element in our overall compensation strategy gives employees an appropriate long-term incentive to pursue sustainable share price appreciation. Consequently, we will continue to use options, but from 2004 onwards we will be granting them far more selectively than before. We will use them solely to encourage voluntary investments in UBS shares, or offer them as a targeted incentive to those who make key contributions to our long-term success.

Outlook – Throughout the year, market conditions have fluctuated, with trading opportunities shifting from one area to another. We have proven to be well positioned to capture those opportunities at the right times. Our diversified revenue mix, with its stable core of wealth and asset management income, has helped us contain market-driven volatility. Underlying these fluctuations, however, global economies and market conditions have been gradually improving. The stronger and more certain that recovery proves, the more positive the effect on our revenues.

     Our successful track record in delivering consistently excellent results across different market challenges and environments gives us confidence that UBS will continue to offer first-class shareholder returns.

11 November 2003

UBS

Marcel Ospel	Peter Wuffli
Chairman	Chief Executive Officer

UBS Results
11 November 2003

UBS Results

Performance Against Targets

Year to date, annualized	30.9.03	30.6.03	30.9.02

RoE (%)
as reported[1]	16.9	15.7	11.8
before goodwill and adjusted for significant financial events[2]	19.5	18.3	14.6

For the quarter ended	30.9.03	30.6.03	30.9.02

Basic EPS (CHF)
as reported[3]	1.52	1.44	0.79
before goodwill and adjusted for significant financial events[4]	1.73	1.65	1.04

Cost/income ratio (%)
as reported[5]	75.1	74.7	83.9
before goodwill and adjusted for significant financial events[6]	72.2	73.4	80.1

Net new money, wealth management units (CHF billion)[7]
Wealth Management	9.4	6.5	9.3
Wealth Management USA	5.7	3.9	3.4

Total	15.1	10.4	12.7

[1]	Year to date annualized net profit/average shareholders’ equity less dividends.

[2]	Year to date annualized net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/average shareholders’ equity less dividends.

[3]	For the EPS calculation, see Note 8 to the Financial Statements.

[4]	Net profit less the amortization of goodwill and other intangible assets and significant financial events (after tax)/weighted average shares outstanding.

[5]	Operating expenses/operating income less credit loss expense or recovery.

[6]	Operating expenses less the amortization of goodwill and other intangible assets and significant financial events/operating income less credit loss expense or recovery and significant financial events.

[7]	Excludes interest and dividend income.
[8]	Wealth Management and Wealth Management USA.

Initiatives and achievements

Senior executive appointments

In September, we announced a number of senior executive appointments and succession plans. Effective 2004, Joseph J. Grano Jr. will hand over his post as Chief Executive Officer of the Wealth Management USA business to Mark B. Sutton, currently President. Grano will leave UBS’s Group Executive Board, remaining with the firm as Chairman of the Business Group until the middle of 2004.
     Clive Standish, currently Chairman and Chief Executive Officer Asia Pacific, will become UBS’s Chief Financial Officer (CFO) from 1 April 2004, a move which will significantly strengthen corporate leadership. As CFO, Standish will lead the finance, risk, treasury and strategy functions.
     With the reintroduction of the CFO role, we also decided to re-establish the title of Chief Executive Officer with immediate effect.
     Stephan Haeringer, currently Deputy President of the Group Executive Board, will be proposed for election to UBS’s Board of Directors as an Executive Vice Chairman at the Annual General Meeting on 15 April 2004. A year later, in 2005, Marco Suter, currently Chief Credit Officer, will be proposed for election to the Board where he will succeed Alberto Togni (who reaches retirement age) as Executive Vice Chairman with a special focus on credit risk.

Use of options in compensation

We recently reviewed how UBS options should be awarded to employees from 2004 onwards. Our conclusion is that the targeted use of stock options as an element in our overall compensation strategy gives employees an appropriate long-term incentive to pursue sustainable share price appreciation. Consequently, we will continue to make use of options, although our use of them will be more selective than before. From 2004 onwards, we will distribute options solely to match and hence encourage voluntary investments in UBS shares or as targeted discretionary incentives to top performers who make key contributions to our success.
     As a result of these changes, the number and value of employee stock options awarded are likely to decrease from current levels for grants made in 2004 and thereafter.

Fair value disclosure of options

As part of our quarterly results discussion from now on, we will disclose the pro-forma expense for option awards, net of tax, which would have been incurred if recorded at fair value. In the first nine months of 2003, this expense was CHF 426 million, down from CHF 658 million for the same period a year ago, with the drop mainly attributable to lower share prices at grant.
     The fair value of options granted in first half 2003 was CHF 406 million, compared to CHF 600 million in the same period a year ago. While most employee stock option grants are made in the first half of the year, the increase of CHF 20 million in third quarter reflects additional grants made under the Equity Plus program, an employee participation program under which voluntary investments in UBS shares are matched with option awards. We do not expect further significant grants for the remainder of this year. The final value of options granted in 2003 will be disclosed in our Fourth Quarter 2003 Report.
     We expect the final International Financial Reporting Standard (IFRS) governing the future accounting treatment of employee stock options to be published in first quarter 2004. At that point, we will be in a position to plan how and when option expense will be recorded in our profit and loss accounts.

Results

In third quarter 2003, UBS reported net profit of CHF 1,673 million, up 78% from CHF 942 million in the same quarter a year earlier. Before goodwill amortization, net profit rose 53% in the same period. It was our best quarterly result since 2000 and reflects continued cost management initiatives as well as our ability to capture revenue growth where opportunities arise. All our Business Groups showed an increase in pre-tax profit when compared to a year ago. Operating expenses were at their second lowest level since PaineWebber became part of UBS in fourth quarter 2000. Fee and commission income recovered in third quarter from a year earlier, reflecting improving financial markets, with private equity writedowns falling substantially over the same period.

     Annualized return on equity for the first nine months of 2003 was 16.9%, compared to 11.8% a year earlier. Basic earnings per share were

UBS Results
11 November 2003

CHF 1.52 in third quarter, against CHF 0.79 in the same quarter a year earlier. The cost/income ratio was 75.1% in third quarter 2003, an improvement from 83.9% in the same period a year earlier.

UBS targets

UBS’s performance is reported in accordance with IFRS. Additionally, we provide comments and analysis on an adjusted basis which excludes from the reported amounts certain items we term significant financial events (SFEs). An additional adjustment we use in our results discussion is the exclusion of the amortization of goodwill and other acquired intangible assets.

     These adjustments reflect our internal analysis approach where SFE-adjusted figures before the amortization of goodwill and intangibles are used to assess performance against peers and to estimate future growth potential. In particular, our financial targets have been set in terms of adjusted results, excluding SFEs and the amortization of goodwill and intangibles. All the analysis provided in our internal management accounting is based on operational SFE-adjusted performance. This helps us to illustrate the underlying operational performance of our business, insulated from the impact of individual gain or loss items that are not relevant to our management’s business planning decisions. A policy approved by the Group Executive Board defines which items may be classified as SFEs.
     We focus on four key performance targets, designed to deliver continually improving returns to our shareholders. These targets are evaluated on this adjusted basis.

     Accordingly, before goodwill and adjusted for SFEs:
–
For the first nine months of 2003 our annualized return on equity was 19.5% – its highest level since 2000, up from 14.6% in the same period a year ago and close to the top of our target range of 15–20%. The increase reflects improving net profit combined with a lower average level of equity due to our continued buyback programs.

–
Basic earnings per share – at their third highest level ever – increased by 66% to CHF 1.73 in third quarter 2003 from CHF 1.04 in the same quarter a year ago. The increase was driven by significantly higher profit as well as the reduced average number of shares outstanding, reflecting our continuous buyback activities. Without the buyback programs in place since 2000, our earnings per share would now have been 14% lower.

–
The cost/income ratio was 72.2% in third quarter 2003, an improvement from 80.1% in the same period last year. This drop pushes the ratio down to its lowest level since the merger with PaineWebber, with improvements in all our Business Groups compared to a year ago. Our ongoing cost management initiatives resulted in lower absolute cost bases in most of our business units, led by significant declines in the Business Banking Switzerland and Wealth Management USA businesses.

Net new money in the wealth management businesses (Wealth Management and Wealth

Invested Assets

	Quarter ended			% change from

CHF billion	30.9.03	30.6.03	30.9.02	30.6.03	30.9.02

UBS	2,182	2,168	2,070	1	5

Wealth Management & Business Banking
Wealth Management	693	691	655	0	6
Business Banking Switzerland	208	209	202	0	3

Global Asset Management
Institutional	305	297	273	3	12
Wholesale Intermediary	267	270	270	(1)	(1)

Investment Bank	3	3	3	0	0

Wealth Management USA	626	622	597	1	5

Corporate Center
Private Banks & GAM	80	76	70	5	14

Net New Money1

	Quarter ended			Year to date

CHF billion	30.9.03	30.6.03	30.9.02	30.9.03	30.9.02

UBS	20.2	14.4	15.2	51.7	27.9

Wealth Management & Business Banking
Wealth Management	9.4	6.5	9.3	23.3	14.9
Business Banking Switzerland	(2.4)	0.3	4.3	(4.0)	6.4

Global Asset Management
Institutional	6.3	1.1	(3.6)	11.3	(3.8)
Wholesale Intermediary	(1.4)	1.3	0.8	3.3	(5.5)

Investment Bank	0.2	0.1	0.1	0.3	0.4

Wealth Management USA	5.7	3.9	3.4	13.3	12.2

Corporate Center
Private Banks & GAM	2.4	1.2	0.9	4.2	3.3

1 Excludes interest and dividend income.

Management USA) remained very strong. Inflows in third quarter, at CHF 15.1 billion, were at their third highest level ever and significantly above the CHF 10.4 billion recorded in second quarter. The Wealth Management unit, buoyed by particularly strong results in our European wealth management business and in Asia, attracted a record net new money inflow of CHF 9.4 billion in third quarter. Our Wealth Management USA business, continuing to outperform peers, also saw a strong CHF 5.7 billion inflow in third quarter, up from CHF 3.9 billion in second quarter.

Significant financial events

There were no significant financial events in second or third quarter 2002 or in first and third quarter 2003, but there was one significant financial event in second quarter 2003 and one in first quarter 2002.
–
We realized a net gain of CHF 2 million (pre-tax CHF 161 million) in second quarter 2003 from the sale of Wealth Management USA’s Correspondent Services Corporation (CSC) business. A substantial portion of CSC’s net assets comprised goodwill stemming from the PaineWebber acquisition. After deducting taxes of CHF 159 million (based on the purchase price) and the writedown of the goodwill associated with CSC, the net gain from the transaction was CHF 2 million.

–	In first quarter 2002, we realized a net gain of CHF 125 million (pre-tax CHF 155 million) from the sale of private bank Hyposwiss.

     Details of significant financial events are shown in the table on page 8.

UBS results

Operating income

In third quarter 2003, total operating income was CHF 8,490 million, up 6% from CHF 8,000 million in the same period a year ago. The increase was mainly due to higher fixed income trading revenues, as well as recovering fee and commission income, the latter reflecting the effect of the equity market recovery on our client asset base and higher client activity levels in our wealth and asset management businesses. Our result was also helped by the substantial decline in private equity writedowns. These positive developments, however, were partially offset by the decline of major currencies against the Swiss franc, led by the US dollar’s 9% drop and lower gains on financial investments.
     Net interest income rose to CHF 3,357 million in third quarter, up from CHF 2,726 million in the same period a year earlier. Net trading income fell to CHF 642 million this quarter from CHF 1,027 million in third quarter 2002.
     As well as income from interest margin based activities (loans and deposits), net interest income includes income earned as a result of trading activities (for example, coupon and dividend income). This component is volatile from period to period, depending on the composition of the trading portfolio. In order to provide a better explanation of the movements in net inter-

UBS Results
11 November 2003

Significant Financial Events (SFE)

For the quarter ended

		UBS

CHF million	Line affected in Income Statement	30.9.03	30.9.02

Net profit
As reported		1,673	942
No significant financial events

Adjusted net profit		1,673	942

Amortization of goodwill and other intangible assets		238	305

Adjusted net profit before goodwill		1,911	1,247

				Wealth
Year to date				Management	Corporate
		UBS		USA	Center

CHF million	Line affected in Income Statement	30.9.03	30.9.02	30.9.03	30.9.02

Operating income
As reported		25,374	26,597	3,900	2,085
Less: Gain on disposal of Correspondent Services Corporation	Other income	161		161
Less: Gain on disposal of Hyposwiss	Other income		155		155

Adjusted operating income		25,213	26,442	3,739	1,930

Operating expenses
As reported		19,318	21,801	3,895	1,778
No significant financial events

Adjusted operating expenses		19,318	21,801	3,895	1,778

Operating profit
Operating profit before tax and minority interests		6,056	4,796	5	307
SFE adjustments, net		(161)	(155)	(161)	(155)

Adjusted operating profit before tax and minority interests		5,895	4,641	(156)	152

Net profit
As reported		4,526	3,636
SFE adjustments, net		(161)	(155)
Tax effect of significant financial events, net	Tax expense	159	30

Adjusted net profit		4,524	3,511

Amortization of goodwill and other intangible assets		718	943

Adjusted net profit before goodwill		5,242	4,454

est income and net trading income, we analyze the total according to the business activities that give rise to the income, rather than by the type of income generated.

     At CHF 1,267 million, net income from interest margin products in third quarter 2003 was 2% higher than the CHF 1,238 million recorded in the same quarter a year ago. The slight increase reflects higher volumes of savings accounts and mortgages as well as higher revenues from our Investment Bank’s lending busi-

ness, the latter reflecting higher interest margins. These factors were mostly offset by lower interest margins on cash and savings accounts, declining revenues from our reduced recovery portfolio as well as falling interest revenues in Swiss franc terms from US dollar cash accounts.

     Net income from trading activities increased 8% to CHF 2,745 million in third quarter 2003 from CHF 2,542 million in the same quarter a year earlier. Equity trading income dropped by 8% from CHF 807 million in third quarter 2002

Net Interest and Trading Income

	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Net interest income	3,357	3,026	2,726	11	23	9,292	7,849
Net trading income	642	1,333	1,027	(52)	(37)	3,236	4,906

Total net interest and trading income	3,999	4,359	3,753	(8)	7	12,528	12,755

Breakdown by business activity

	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Net income from interest margin products	1,267	1,292	1,238	(2)	2	3,844	3,979

Equities	743	700	807	6	(8)	1,758	2,272
Fixed income	1,568	1,794	1,389	(13)	13	5,362	4,991
Foreign exchange	351	419	287	(16)	22	1,140	1,172
Other	83	85	59	(2)	41	244	199

Net income from trading activities	2,745	2,998	2,542	(8)	8	8,504	8,634

Net income from treasury activities	334	354	328	(6)	2	1,072	1,232

Other[1]	(347)	(285)	(355)	(22)	2	(892)	(1,090)

Total net interest and trading income	3,999	4,359	3,753	(8)	7	12,528	12,755

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

to CHF 743 million this quarter. The drop was due to the weakening of the US dollar against the Swiss franc. Excluding currency effects, equity trading income was actually stronger this quarter than a year earlier, reflecting improving market conditions and an increase in client activity levels. Fixed income trading income increased 13% to CHF 1,568 million in third quarter from CHF 1,389 million a year earlier. Revenues remained very strong, and particularly good results were reported by our Mortgage, Government Bonds, Investment Grade and High Yield trading businesses. Revenues, however, did not match the exceptionally strong results achieved in the buoyant markets of second quarter 2003 due to market-driven declines in Fixed Income and Principal Finance. Results were also pushed down by the continued narrowing of credit spreads, which led to negative revenues of CHF 192 million relating to Credit Default Swaps (CDSs) hedging existing credit exposure in the loan book. In the same quarter a year ago, we recorded a mark to market gain of CHF 321 million from these positions. At CHF 351 million in third quarter 2003, foreign exchange revenues increased by 22% from CHF 287 million a year earlier, reflecting the continued

strong growth of our business, especially in online transactions.

     Net income from treasury activities increased 2% to CHF 334 million in third quarter 2003 from CHF 328 million in the same period a year earlier. The increase was driven by higher hedging revenues, offset by lower income from invested equity due to a lower capital base reflecting our ongoing share buybacks.
     In third quarter 2003, other net trading and interest income showed negative revenues of CHF 347 million compared to negative CHF 355 million in the same quarter last year. The improvement was due to lower goodwill funding costs relating to ongoing amortization, the write-down of the value of the PaineWebber brand, and lower funding needs for our private equity portfolio.
     Net fee and commission income rose to CHF 4,386 million this quarter from CHF 4,299 million a year earlier. The increase was mainly due to higher corporate finance, portfolio and management, advisory and investment fund fees. These increases were partially offset by the strengthening of the Swiss franc against major currencies. Underwriting fees dropped by 7% to CHF 492 million in third quarter 2003 from

UBS Results
11 November 2003

CHF 528 million in the same period a year earlier. The drop was mostly due to the weakening of the US dollar and other major currencies against the Swiss franc. Equity underwriting revenues dropped by 13%, whereas fixed income underwriting revenues increased slightly by 1%. Corporate finance fees rose 13% to CHF 188 million in third quarter from CHF 167 million a year earlier. This reflects a slightly better environment for corporate finance activities, with the overall fee pool growing by 5% from the same quarter a year ago. It was also due to an increase in our US revenues. Net brokerage fees dropped 2% to CHF 1,075 million in third quarter 2003 from CHF 1,098 million in the same quarter a year ago. The drop was mainly related to currency fluctuations as well as due to the absence of revenues from our CSC business, which we sold last quarter. Excluding the impact of the Swiss franc’s strengthening, net brokerage fees would have increased by 2%, reflecting improving client activity levels. Investment fund fees increased 8% to CHF 1,031 million in third quarter, from CHF 951 million in the same quarter in 2002, mainly reflecting higher asset-based fees. At CHF 1,022 million in third quarter 2003, portfolio and other management and advisory fees were up by 9% from third quarter 2002. This increase was mainly due to higher performance and portfolio fees, which mirrored higher equity market levels.

     Other income increased to CHF 79 million this quarter from CHF 43 million in third quarter 2002. The increase was mainly due to a CHF 361 million decline in impairments on private equity and other financial investments. This was partially offset by the absence of revenues due to the deconsolidation of Klinik Hirslanden (sold in fourth quarter 2002), as well as lower gains related to disposals of financial investments as third quarter 2002 included a gain from the sale of our participation in Clearstream, and lower income from private equity divestments.

Operating expenses

We continue to manage our cost base tightly. Stringent cost control measures remain in place and we continue to streamline processes and structures across the firm. Total operating expenses were at their second lowest since PaineWebber became part of UBS. In third quarter 2003, they fell 6% to CHF 6,353 million from CHF 6,788 million in the same period a

Allowances and provisions for credit risk

	Wealth Management &
	Business Banking
CHF million
As at	30.9.03	30.6.03

Loans to banks (gross)	4,233	4,146
Loans to customers (gross)	170,621	171,109

Gross loans	174,854	175,255

Non-performing loans	4,178	4,518
Other impaired loans	2,393	2,636

Total impaired loans	6,571	7,154

Allowances for non-performing loans	2,398	2,705
Allowances for other impaired loans	484	487

Total allowances for impaired loans	2,882	3,192

Other allowances and provisions	348	396

Total allowances and provisions	3,230	3,588

of which country allowances and provisions	515	499

Ratios
Impaired loans as a % of gross loans	3.8	4.1

Non-performing loans as a % of gross loans	2.4	2.6

Allowances and provisions for credit loss as a % of gross loans	1.8	2.0

Allocated allowances as a % of impaired loans	43.9	44.6

Allocated allowances as a % of non-performing loans	57.4	59.9

year earlier. Almost all categories of costs dropped. General and administrative expenses dropped sharply by 17% to their second lowest level since 1999. Amortization expenses, down 22%, also decreased considerably and were at their lowest level since PaineWebber became a part of UBS. Overall, the decline in expenses was helped by the weakening of major currencies against the Swiss franc and last year’s sale of Klinik Hirslanden. From a business perspective, the Business Banking Switzerland and Wealth Management USA businesses have led the way in cutting costs.

     At CHF 4,372 million, personnel expenses dropped 1% from CHF 4,411 million in third quarter 2002. Salary expenses fell because of the 5% reduction in headcount over the period. That decline was nearly offset by higher accruals for performance-related compensation, which increased in line with higher revenues. It should be noted that our personnel expenses are managed on a full-year basis with final fixing of annual performance-related payments in fourth quarter.
     In third quarter 2003, general and administrative expenses were at CHF 1,422 million,

17% lower than the CHF 1,720 million in third quarter 2002, reflecting our continued cost cutting initiatives as well as the weakening of major currencies against the Swiss franc. Declines were registered in all categories of costs except rent, maintenance and professional fees. Significant drops were registered in provisions, occupancy and in IT, outsourcing, telecommunication and administration costs.

     Depreciation, at CHF 321 million, dropped by 9% from CHF 352 million in third quarter 2002, reflecting lower charges for IT and non-IT equipment.
     At CHF 238 million in third quarter 2003, amortization of goodwill and other intangible assets dropped 22% from CHF 305 million, mainly due to lower amortization charges for intangible assets after writing down the PaineWebber brand in fourth quarter 2002. The drop was further reinforced by the decline of the US dollar against the Swiss franc.

Tax

In third quarter, UBS incurred a tax expense of CHF 383 million, reflecting an effective tax rate of 17.9% for the quarter and 21.2% for the first

Global				Wealth Management
Asset Management		Investment Bank		USA		Corporate Center		UBS

30.9.03	30.6.03	30.9.03	30.6.03	30.9.03	30.6.03	30.9.03	30.6.03	30.9.03	30.6.03

233	196	30,702	35,463	1,307	1,086	2,733	3,164	39,208	44,055
26	19	35,725	31,258	12,348	11,847	1,973	1,985	220,693	216,218

259	215	66,427	66,721	13,655	12,933	4,706	5,149	259,901	260,273

0	0	791	886	28	28	1	1	4,998	5,433
0	0	614	805	0	0	3	4	3,010	3,445

0	0	1,405	1,691	28	28	4	5	8,008	8,878

0	0	627	730	28	28	1	1	3,054	3,464
0	0	397	431	0	0	3	5	884	923

0	0	1,024	1,161	28	28	4	6	3,938	4,387

0	0	300	306	3	4	0	0	651	706

0	0	1,324	1,467	31	32	4	6	4,589	5,093

0	0	257	256	0	0	0	0	772	755

		2.1	2.5	0.2	0.2	0.1	0.1	3.1	3.4

		1.2	1.3	0.2	0.2	0.0	0.0	1.9	2.1

		2.0	2.2	0.2	0.2	0.1	0.1	1.8	2.0

		72.9	68.7	100.0	100.0	100.0	120.0	49.2	49.4

		79.3	82.4	100.0	100.0	100.0	100.0	61.1	63.8

UBS Results
11 November 2003

Actual credit loss (expense)/recovery

	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Wealth Management & Business Banking	29	68	(57)	(57)		33	(178)
Investment Bank	(5)	(41)	(30)	88	83	(86)	(37)
Wealth Management USA	0	(3)	(10)	100	100	(3)	(14)
Corporate Center	2	0	2		0	2	12

UBS	26	24	(95)	8		(54)	(217)

nine months of the year. Excluding the effect of the sale of CSC, our effective tax rate for the year to date is 19.1% compared to 2002’s full-year rate of 16.5% (before significant financial events). The particularly low 2002 rate was driven by lower progressive tax rates in Switzerland, the ability to benefit from tax losses in the US and UK and a high proportion of earnings generated in lower tax jurisdictions. The low third quarter tax rate was due to a shift in the regional profit mix, as well as the impact of the enactment of new tax legislation in Zurich on deferred tax liabilities. We believe that an underlying tax rate of around 19% (before significant financial events) is a reasonable indicator for full-year 2003.

Credit risk

Our credit exposures continued to perform well as the global economy showed signs of a slow recovery. In third quarter 2003, we realized an aggregate net writeback of loan loss provisions of CHF 26 million, almost unchanged from the CHF 24 million experienced in second quarter. In third quarter 2002, we reported a net credit loss expense of CHF 95 million.

     Wealth Management & Business Banking contributed to this strong result with a net write-back of CHF 29 million compared to a net write-back of CHF 68 million in second quarter 2003 and a net credit loss expense of CHF 57 million in third quarter 2002. This positive development was largely due to the continuing low level of new impairments and recoveries of provisions established in earlier periods.
     The Investment Bank experienced a net credit loss of CHF 5 million. Given the size of our aggregate international credit exposures, this is a very strong result and a testimony to our ability to actively manage and control credit risks. In second quarter 2003, the Investment Bank reported a net credit loss of CHF 41 million and in the third quarter 2002 CHF 30 million. The few new impairments recorded during the quarter were to a large extent offset by recoveries as the strong market for distressed credits allowed the disposal of positions at better than anticipated rates.

     The UBS loan portfolio amounted to CHF 259.9 billion on 30 September 2003, virtually unchanged from CHF 260.3 billion on 30 June 2003.
     In the Investment Bank, gross loan exposure did not materially change but we experienced a reallocation from interbank exposure to loans to customers. Wealth Management & Business Banking was again able to grow its home mortgage lending activity. The growth experienced in this activity, however, was offset by lower demand from the corporate sector. Wealth Management USA’s loan portfolio was CHF 13.7 billion on 30 September 2003, an increase of CHF 722 million or 5.6% from 30 June 2003, reflecting increased client demand for liability products.
     Total impaired loans declined to CHF 8,008 million on 30 September 2003 from CHF 8,878 million on 30 June. As a result, the impaired loans to total loans ratio again improved, falling to 3.1% in third quarter from 3.4% in the previous quarter.

Market risk

Market risk is incurred primarily through UBS’s trading activities, which are centered in the Investment Bank Business Group.

     Market risk for the Investment Bank, as measured by the average 10-day 99% confidence level Value at Risk (VaR) for the quarter, increased from CHF 345.1 million to CHF 364.4 million, but remained within a similar range to the previous two quarters. The general increase in VaR

UBS: Value at Risk (10-day 99% confidence)

		Quarter ended 30.9.03						Quarter ended 30.6.03

CHF million	Limits	Min.		Max.		Average	30.9.03	Min.		Max.		Average	30.6.03

Business Groups
Investment Bank	450	317.9		420.2		364.4	351.3	303.3		410.9		345.1	383.8
Wealth Management USA	50	8.4		18.8		12.6	11.7	9.4		18.7		12.1	11.3
Global Asset Management[1]	30	9.2		13.7		11.4	11.1	7.0		14.6		10.7	10.4
Wealth Management & Business Banking[2]	30	0.7		1.2		0.9	0.9	3.0		3.9		3.4	3.5
Corporate Center[2,3]	150	39.7		62.7		48.5	44.9	48.3		76.5		62.3	56.4
Reserve	170
Diversification effect			[4]		[4]	(71.3)	(65.9)		[4]		[4]	(77.0)	(75.1)

Total	600	313.9		412.6		366.5	354.0	315.2		421.8		356.6	390.3

1 Only covers UBS interest in UBS O’Connor funds.    2 VaR for Private Banks, which includes banking book interest rate exposure, is included in Wealth Management & Business Banking up to 30 June 2003 and in Corporate Center from 1 July 2003.    3 Includes interest rate exposures in the banking book of Group Treasury.    4 As the minimum and maximum occur on different days for different Business Groups, it is not meaningful to calculate a portfolio diversification effect.

Investment Banking & Securities: Value at Risk (10-day 99% confidence)

	Quarter ended 30.9.03				Quarter ended 30.6.03

CHF million	Min.	Max.	Average	30.9.03	Min.	Max.	Average	30.6.03

Risk type
Equities	169.1	194.3	182.8	179.5	160.5	188.9	173.8	182.8
Interest rates	280.8	400.7	325.4	332.8	260.9	345.1	305.0	331.7
Foreign exchange	26.2	81.5	47.2	38.5	19.5	67.4	38.0	56.4
Other[1]	9.4	23.0	13.4	14.3	9.5	20.4	15.0	14.4
Diversification effect	[2]	[2]	(204.4)	(213.8)	[2]	[2]	(186.7)	(201.5)

Total	317.9	420.2	364.4	351.3	303.3	410.9	345.1	383.8

1 Includes energy and precious metals risk.    2 As the minimum and maximum occur on different days for different risk types, it is not meaningful to calculate a portfolio diversification effect.

in 2003, compared with levels in 2002, reflects the growth of our fixed income business, particularly in the US, which has brought increased trading opportunities and a commensurate increase in risk exposure. Equity markets have continued the steady recovery that began in the second quarter 2003, which, along with UBS’s involvement in a number of large transactions, resulted in generally higher VaR for equities risk than in the previous quarter. Higher VaR does not signal any fundamental change in our approach to risk — where opportunities arise we are prepared to take risks and manage them prudently within defined parameters.

The quality of the VaR model is continuously monitored by backtesting — comparing actual revenues arising from closing positions (i.e. excluding intraday revenues, fees and commissions) with the 1-day VaR calculated on these positions. The graph on the right shows these daily revenues and the corresponding 1-day VaR over the last 12 months. The 10-day VaR, which is the basis of the limits and exposures in the tables above, is also shown in this graph for information. Revenues over this period were within the range predicted by the VaR model.

UBS Results
11 November 2003

BIS Capital and Ratios

				% change from
CHF million, except where indicated
As at	30.9.03	30.6.03	31.12.02	30.6.03	31.12.02

Risk-weighted assets	241,533	243,032	238,790	(1)	1

BIS Tier 1 capital	27,728	29,145	27,047	(5)	3
of which hybrid Tier 1 capital[1]	3,426	3,517	3,182	(3)	8
BIS total capital	32,124	33,949	33,009	(5)	(3)

BIS Tier 1 capital ratio (%)	11.5	12.0	11.3
of which hybrid Tier 1 capital (%)[1]	1.4	1.4	1.3
BIS total capital ratio (%)	13.3	14.0	13.8

1 Trust preferred securities.

     UBS also routinely assesses potential stress loss against a standard set of forward-looking scenarios. Stress events modeled in our standard scenarios include crises in equity, corporate bond and emerging markets, and severe currency and interest rate movements. These scenarios are kept under constant review and fine-tuned as necessary. We also monitor our positions against more specific scenarios that target individual sectors or are based on current concerns. Stress loss exposure in the quarter followed a similar pattern to VaR – slightly higher than the previous quarter on average but ending the quarter lower than at the end of the previous quarter, and well within limits.

Capital management

We remain committed to being one of the best-capitalized financial services firms in the world and will therefore continue to manage our balance sheet prudently. This clear focus and our ongoing strong cash flow generation means that we have been able to keep our BIS Tier 1 ratio high while continuing our share buyback programs.

     Risk-weighted assets decreased 1% from CHF 243.0 billion on 30 June 2003 to CHF 241.5 billion on 30 September 2003. Decreases in regulatory capital requirements from our loan portfolio and for market risk were partially offset by higher requirements for lending commitments. BIS Tier 1 capital decreased from CHF 29.1 billion in the second quarter 2003 to CHF 27.7 billion this quarter, reflecting the ongoing share buyback program, offsetting the effect of higher retained earnings. This resulted in a decrease of UBS’s Tier 1 ratio to 11.5% at the end of September 2003 compared to 12.0% on 30 June 2003.

Buyback program

In light of our strong capitalization, we continue to buy back shares for cancellation. In third quarter, we purchased 31,670,000 shares under our 2003 buyback program, bringing the total purchased under the 2003 program to 42,940,000 shares. The shares were purchased at an average

UBS Shares and Market Capitalization

				% change from
Number of shares, except where indicated
As at	30.9.03	30.6.03	30.9.02	30.6.03	30.9.02

Total ordinary shares issued	1,182,486,491	1,258,031,067	1,254,852,158	(6)	(6)
Second trading line treasury shares
2002 first program		(67,700,000)	(62,811,279)
2002 second program		(8,270,080)
2003 program	(42,940,000)	(11,270,000)

Shares outstanding for market capitalization	1,139,546,491	1,170,790,987	1,192,040,879	(3)	(4)

Share price (CHF)	74.10	75.35	61.30	(2)	21

Market capitalization (CHF million)	84,440	88,219	73,072	(4)	16

Total treasury shares	98,068,507	139,778,748	68,752,679	(30)	43

price of CHF 73.94 for a total value of CHF 3.2 billion. The program will run until 6 March 2004 and allows us to buy a maximum value of CHF 5 billion in UBS shares. These shares will be canceled following approval at next year’s Annual General Meeting.

Treasury shares

IFRS requires a company that holds its own shares for trading or non-trading purposes to record those shares as treasury shares and deduct them from shareholders’ equity.
     Our holding of own shares decreased from 139,778,748 shares, or 11.1% of shares issued, on 30 June 2003, to 98,068,507 shares, or 8.3% of shares issued, on 30 September 2003, reflecting the cancelation of 75,970,080 shares in July purchased under our two 2002 repurchase programs. This was partially offset by the additional shares we bought under our current buyback program and shares we bought back for our employee programs.

     Of the currently held treasury shares, 42,940,000 were bought for cancelation whereas the other 55,128,507 shares cover employee share and option programs, and to a limited extent market-making activities in the Investment Bank. The Investment Bank acts as a market-maker in UBS shares as well as in derivatives related to those shares and may hold UBS shares as a hedge for derivatives issued to retail and institutional investors. Changes in the trading approach can lead to fluctuations in the size of our direct holding of UBS shares.

Fitch lowers UBS ratings

In September, FitchRatings, an international rating agency, lowered our long-term rating to AA+ from AAA while affirming our F1+ short-term rating. The outlook on the long-term rating was changed to stable from negative. Fitch also kept our individual rating of B and a support rating of 1.
     The rating change reflected Fitch’s view that UBS’s risk profile has undergone a gradual transformation, as we combine our core strengths of wealth management and the Swiss domestic banking franchise with an expanding global investment banking operation, in particular in the US.
     While we regret this downgrade, which came despite Fitch’s very positive overall assessment of our businesses, we remain one of the best-rated financial institutions worldwide. No peer with global capital markets activities is rated higher than AA+ by Fitch.

Wealth Management & Business Banking
11 November 2003

Wealth Management & Business Banking

Georges Gagnebin

Chairman, Wealth Management & Business Banking

Marcel Rohner

CEO, Wealth Management & Business Banking

In third quarter 2003, Wealth Management’s pre-tax profit was CHF 714 million, up 9% from second quarter 2003. Net new money, at a record high of CHF 9.4 billion, included further strong inflows into our European wealth management business and in Asia. Business Banking Switzerland’s pre-tax profit was CHF 528 million in third quarter 2003, 9% below the second quarter result, which benefited from divestment gains.

Business Group Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Income	3,042	3,108	3,039	(2)	0	9,016	9,327
Credit loss expense[1]	(26)	(43)	(74)	(40)	(65)	(126)	(248)

Total operating income	3,016	3,065	2,965	(2)	2	8,890	9,079

Personnel expenses	1,145	1,175	1,167	(3)	(2)	3,466	3,448
General and administrative expenses	529	527	598	0	(12)	1,573	1,704
Depreciation	80	109	101	(27)	(21)	283	330
Amortization of goodwill and other intangible assets	20	19	21	5	(5)	58	71

Total operating expenses	1,774	1,830	1,887	(3)	(6)	5,380	5,553

Business Group performance before tax	1,242	1,235	1,078	1	15	3,510	3,526

Business Group performance before tax and amortization of goodwill and other intangible assets	1,262	1,254	1,099	1	15	3,568	3,597

Additional information
Regulatory equity allocated (average)	8,950	8,800	8,600	2	4
Cost/income ratio (%)[2]	58	59	62			60	60
Cost/income ratio before goodwill (%)[3]	58	58	61			59	59

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).    2 Operating expenses/income.    3 Operating expenses less the amortization of goodwill and other intangible assets/income.

Wealth Management

[1]	In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).

[2]	Excludes interest and dividend income.

[3]	Annualized income/average invested assets.

[4]	Operating expenses/income.

[5]	Operating expenses less the amortization of goodwill and other intangible assets/income.

[6]	Operating expenses less the amortization of goodwill and other intangible assets and expenses for the European wealth management initiative/income less income for the European wealth management initiative.

Business Unit Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Income	1,751	1,732	1,614	1	8	5,058	5,114
Credit loss expense[1]	(1)	(2)	(3)	(50)	(67)	(5)	(16)

Total operating income	1,750	1,730	1,611	1	9	5,053	5,098

Personnel expenses	495	496	477	0	4	1,465	1,404
General and administrative expenses	504	536	501	(6)	1	1,565	1,547
Depreciation	17	23	21	(26)	(19)	61	63
Amortization of goodwill and other intangible assets	20	19	21	5	(5)	58	71

Total operating expenses	1,036	1,074	1,020	(4)	2	3,149	3,085

Business unit performance before tax	714	656	591	9	21	1,904	2,013

Business unit performance before tax and amortization of goodwill and other intangible assets	734	675	612	9	20	1,962	2,084

KPI’s
Invested assets (CHF billion)	693	691	655	0	6
Net new money (CHF billion) [2]	9.4	6.5	9.3			23.3	14.9

Gross margin on invested assets (bps) [3]	101	104	97	(3)	4	101	98

Cost/income ratio (%)[4]	59	62	63			62	60
Cost/income ratio before goodwill (%)[5]	58	61	62			61	59
Cost/income ratio before goodwill and excluding the European wealth management initiative (%)[6]	50	53	54			53	52

Client advisors (full-time equivalents)	3,174	3,121	2,973	2	7

International Clients
Income	1,215	1,226	1,125	(1)	8	3,529	3,550

Invested assets (CHF billion)	485	485	456	0	6
Net new money (CHF billion) [2]	9.0	6.6	9.8			22.6	17.8

Gross margin on invested assets (bps) [3]	100	105	98	(5)	2	101	99

European wealth management initiative (part of International Clients)
Income	74	61	47	21	57	187	139

Invested assets (CHF billion)	44	39	27	13	63
Net new money (CHF billion) [2]	2.8	3.3	2.5			9.1	5.6

Client advisors (full-time equivalents)	658	582	547	13	20

Swiss Clients
Income	536	506	489	6	10	1,529	1,564

Invested assets (CHF billion)	208	206	199	1	5
Net new money (CHF billion) [2]	0.4	(0.1)	(0.5)			0.7	(2.9)

Gross margin on invested assets (bps) [3]	104	102	94	2	11	102	94

				% change from
Additional information
As at	30.9.03	30.6.03	30.9.02	2Q03	3Q02

Client assets (CHF billion)	849	845	797	0	7
Regulatory equity allocated (average)	2,750	2,600	2,800	6	(2)
Headcount (full-time equivalents)	9,258	9,228	9,364	0	(1)

Wealth Management & Business Banking
11 November 2003

Key performance indicators

Net new money in third quarter 2003 was CHF 9.4 billion, the highest quarterly inflow ever recorded, and up from CHF 6.5 billion in the previous quarter. The International Clients business reported CHF 9.0 billion in net new money, helped by a positive inflow of CHF 2.8 billion into our European wealth management business as well as a strong performance in Asia. Net new money in our Swiss Clients business was CHF 0.4 billion.

     Invested assets on 30 September 2003 were CHF 693 billion, up from CHF 691 billion on 30 June 2003. The strong inflow of new money, the first-time consolidation of CHF 1.6 billion in assets from the acquisition of Lloyds TSB’s French wealth management business, and slightly improving markets all contributed to the gain. The positive influence of these three factors, however, was mostly offset by the declines of the US dollar and euro against the Swiss franc.

     Gross margin on invested assets was 101 basis points in third quarter 2003, down by three basis points from the second quarter, which had benefited from the sale of our Deutsche Börse participation. Excluding the divestment gain, the gross margin would have been up by one basis point from second quarter, reflecting increased client activity levels.

     The pre-goodwill cost / income ratio, at 58% in third quarter 2003, improved three percentage points from second quarter 2003. Despite the disposal gain in second quarter, operating income rose on higher fee income, reflecting an increased average asset base and gains in transaction-based income. Operating expenses fell in third quarter as a result of stringent cost control measures. Excluding the European wealth management business, the pre-goodwill cost / income ratio was 50% in the third quarter 2003, down 3 percentage points from second quarter.

European wealth management

Although below the record previous quarter, our European wealth management business con-

tinued to report very strong inflows of net new money. The inflow this quarter totaled CHF 2.8 billion, with a particularly good performance once again in Germany and the UK. For the first nine months of 2003, net new money inflows were CHF 9.1 billion, corresponding to an annualized growth rate of 43%.

     The level of invested assets rose to a new high of CHF 44 billion at the end of September 2003, up from CHF 39 billion at the end of June, as a result of the strong inflow of net new money and the first time inclusion of CHF 1.6 billion in assets from the acquisition of Lloyds TSB’s French business.

     Income in third quarter 2003 was CHF 74 million, up from CHF 61 million in second quarter 2003, reflecting higher revenues from our expanded asset base and higher transaction activity levels from clients.

     The number of client advisors rose to 658 at the end of September 2003, up by 76 from 582 at the end of June 2003, reflecting our continued investments in qualified advisory staff in the business’s five key markets. The increase also includes 29 client advisors previously employed by Lloyds TSB’s French business.

Purchase of Merrill Lynch’s German private client business

Our German subsidiary, UBS Wealth Management AG, signed an agreement in late October to acquire the private client business of Merrill Lynch in that country for an undisclosed sum. The move will enhance our profile in the German market for wealthy individuals and will strengthen our local client base.
     The transaction, following the purchase of Lloyds TSB’s French business earlier this year, is another step in our systematic effort to expand our business in core European markets.
     The German private client business of Merrill Lynch serves wealthy private clients, specializing in the high net worth and ultra high net worth segments. It managed client assets of USD 1.4 billion on 30 June 2003 and has 52 staff working at its two German offices in Frankfurt and Munich. We will integrate the business into our German subsidiary by February 2004.

Initiatives and achievements

Launch of new product lines

We extended our existing trust and foundation offering by launching the Family Trust and Family Foundation products in third quarter. They are specially designed to help our clients manage their assets for the benefit of their families, children and grandchildren.
     We also launched a comprehensive mortgage offering for our wealth management clients in Germany together with BHW Bausparkasse AG.
     UBS’s role in the partnership is to advise clients and sell them mortgages and related products. In turn, BHW grants and administers the actual mortgages, and assumes the credit risk. The client relationship remains with UBS.
     In early October, a similar partnership was launched with Banca Woolwich S.p.A. in Italy. Other mortgage ventures with local partners are planned in France and Spain.
     Overall, the moves to expand our product offering to include mortgages for affluent clients are being made to provide a “one-stop shopping” source for all their financing needs, helping us to deepen and extend our relationships.

Wealth Management & Business Banking
11 November 2003

Results

In third quarter 2003, Wealth Management’s pre-tax profit was CHF 714 million, up CHF 58 million or 9% from second quarter 2003. Despite the disposal gains in second quarter 2003, operating income increased on rising fee-based revenues as a result of a higher average asset base and increased client activity levels. Operating expenses fell because of declining IT and marketing costs, and depreciation. These factors led to an improvement in the cost/income ratio, which fell to 59% this quarter from 62% in second quarter.

Operating income

Total operating income, at CHF 1,750 million in third quarter 2003, was up by CHF 20 million from second quarter 2003. Recurring income rose because of higher asset-based revenues, reflecting the increase in the average asset base. Non-recurring income fell in third quarter, mainly because the second quarter result benefited from the Deutsche Börse participation divestment. Excluding the disposal gain, non-recurring income was up, reflecting higher levels of client transaction activity as sentiment improved.

Operating expenses

Total operating expenses were CHF 1,036 million, down 4% from the previous quarter, as costs remained tightly managed despite continued investment in our European wealth management business. Personnel expenses were at CHF

495 million in third quarter, virtually unchanged from the previous quarter. General and administrative expenses fell by 6% or CHF 32 million to CHF 504 million. This was mainly due to lower charges for services rendered by other parts of the firm, especially related to IT projects and marketing. Depreciation fell to a record low of CHF 17 million in third quarter 2003, reflecting lower charges for IT equipment.

Headcount

Headcount, at 9,258 on 30 September 2003, increased by 30 from 30 June 2003, reflecting our continued hiring of client advisors as well as the inclusion of Lloyds TSB French staff. This was partially offset by a reduction in headcount in supporting functions due to ongoing streamlining of processes and structures.

Outlook

The Wealth Management business achieved a good result in third quarter 2003, benefiting from a higher average asset base as well as a rebound in investor activity. The strong net new money result that we have achieved in the last few quarters is clear evidence of the trust our clients place in our services, capabilities and expertise.

     We will continue to invest in growth opportunities while tightly managing costs. Furthermore, we remain confident that the wealth management market holds significant long-term potential and that our asset-gathering performance and strong market position provide a good foundation for future growth.

Business Banking Switzerland

Business Unit Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Income	1,291	1,376	1,425	(6)	(9)	3,958	4,213
Credit loss expense[1]	(25)	(41)	(71)	(39)	(65)	(121)	(232)

Total operating income	1,266	1,335	1,354	(5)	(6)	3,837	3,981

Personnel expenses	650	679	690	(4)	(6)	2,001	2,044
General and administrative expenses	25	(9)	97		(74)	8	157
Depreciation	63	86	80	(27)	(21)	222	267
Amortization of goodwill and other intangible assets	0	0	0			0	0

Total operating expenses	738	756	867	(2)	(15)	2,231	2,468

Business unit performance before tax	528	579	487	(9)	8	1,606	1,513

Business unit performance before tax and amortization of goodwill and other intangible assets	528	579	487	(9)	8	1,606	1,513

KPI’s
Invested assets (CHF billion)	208	209	202	0	3
Net new money (CHF billion)[2]	(2.4)	0.3	4.3			(4.0)	6.4

Cost/income ratio (%)[3]	57	55	61			56	59
Cost/income ratio before goodwill (%)[4]	57	55	61			56	59

Non-performing loans/gross loans (%)	3.0	3.2	4.0
Impaired loans/gross loans (%)	4.7	5.0	6.5

				% change from		Year to date
Additional information
As at or for the period ended	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Deferred releases included in credit loss expense[1]	104	88	61	18	70	269	170
Client assets (CHF billion)	573	545	504	5	14
Regulatory equity allocated (average)	6,200	6,200	5,800	0	7
Headcount (full-time equivalents)	17,910	18,018	18,942	(1)	(5)

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 39–40 of the UBS Financial Report 2002).    2 Excludes interest and dividend income.    3 Operating expenses/income.    4 Operating expenses less the amortization of goodwill and other intangible assets/income.

Key performance indicators

Our cost/income ratio rose to 57% in third quarter 2003, up from 55% in second quarter 2003, when the ratio benefited from CHF 80 million in divestment gains. Excluding the gains, the ratio would have dropped by one percentage point, reflecting a slight rise in underlying operating income and concurrent decline in operating expenses.

Net new money was negative CHF 2.4 billion in third quarter 2003, due to a CHF 2.3 billion reduction in the corporate clients area, partly as a result of individual companies making transfers from their short-term deposits to their current accounts, which are not classified as invested assets.

Wealth Management & Business Banking
11 November 2003

     Invested assets were CHF 208 billion on 30 September 2003, down marginally from CHF 209 billion on 30 June 2003, mainly due to net outflows from corporate clients. The decline was only partially compensated by positive market performance.

     At the end of third quarter 2003, Business Banking Switzerland’s loan portfolio was CHF 140.2 billion, down CHF 1.8 billion from the end of second quarter. The volume of net new mortgages was CHF 1.0 billion, another strong result, as private clients took further advantage of interest rates at historic lows. This increase was more than offset by lower demand from the corporate clients sector as well as the ongoing workout of the recovery portfolio, which fell to CHF 6.6 billion on 30 September 2003 from CHF 7.4 billion on 30 June 2003. The non-performing loans ratio improved to 3.0% on 30 September 2003, down from 3.2% on 30 June 2003, while the impaired loans ratio dropped to 4.7% from 5.0% in the same period.

     Business Banking Switzerland’s net interest income in third quarter 2003 fell slightly in comparison to second quarter, mainly reflecting lower interest margins on cash and savings accounts due to the low interest rate environment, as well as lower interest income from our reduced recovery portfolio. This decrease could

Small Caps M&A – Giving Swiss companies access to the world

Rather than tout the size and volume of their last major deal, investment bankers in the M&A Small Caps Switzerland team prefer to talk about how they use UBS’s global network to help Swiss companies that need or want to find new business partners.

     The staff of ten, who cover Switzerland from their office in Zurich, are seeing a recovery in deals this year. Although part of the gain is attributable to a return to normal levels of corporate activity, the Small Caps unit believes that it is also benefiting from a clear competitive advantage compared to the corporate finance departments of local banks and advisory boutiques. Simply put, the team can combine its extensive local knowl-

edge with UBS’s global M&A business, tools and expertise, giving Swiss clients an added dimension in terms of international reach. In practice, it means that when the team gets a new mandate, it can use the Investment Bank’s global network and database to systematically look for the most suitable partners inside and outside Switzerland, and take advantage of its product specialists and industry sector experts.

     With more than 30 completed deals credited to the unit since 2000, the team works closely with client advisors in Wealth Management & Business Banking, as they have extensive and frequent contact with many of the country’s business leaders. The Small Caps M&A team picks up the cues, keeping its pipeline focused on middle-sized companies and deals that range from approximately CHF 10 million to CHF 100 million in transaction value, with anything larger generally handled by the Investment Bank.

     The Small Caps team only takes on exclusive mandates and focuses on giving M&A advice to companies that have been put up for sale or are family owned and need to set up a succession plan. An example of the latter is the sale of privately held Emil Flachsmann AG in June to Frutarom Industries Ltd, a multinational flavor and natural extract house with headquarters in Israel. The Swiss company, which manufactures high-quality plant extracts and flavors, was being only be partly offset by higher fixed-rate mortgage volumes.

Initiatives and achievements

CLS service signs four new clients

Our Continuous Linked Settlement (CLS) service, part of the “Bank for Banks” initiative, signed up four new financial institutions as clients in third quarter, bringing the total number of our CLS clients to 33.
     Launched in autumn 2002, CLS is a real-time global settlement system for cross-border currency transactions that significantly mitigates settlement risk by completing foreign exchange transactions on a payment-versus-payment basis.

New IT platform reaches milestone

Our “Strategic Solution Program” (SSP), a large-scale IT project in Switzerland, reached an important milestone in third quarter 2003, when all client accounts were successfully transferred to the new platform. One of the results is that clients in Switzerland now receive newly designed account statements that can be tailored to suit their individual needs. The modular nature of the SSP platform lays a technical foun-

dation that will help us further increase the overall flexibility of our products while providing our clients with more transparent information and data.

     As further bank applications in Switzerland are transferred to the SSP platform, it will allow for real-time processing around the clock as well as an improvement in our financial and management reporting. The new IT architecture gives us the ability to shorten the length of time it takes to bring new product solutions to market. Also, as it will progressively replace our old IT system, SSP will help us lower operational and maintenance costs over the next few years.

Results

In third quarter 2003, Business Banking Switzerland reported pre-tax profit of CHF 528 million. Although below the second quarter figure, it was still the second highest quarterly result ever. And, if the previous quarter’s divestment gains of CHF 80 million were not taken into account, third quarter pre-tax profit would have risen by 6% from second quarter. Total operating income – excluding the divestment gain – increased by CHF 11 million, reflecting higher managed by the second generation of the Flachsmann family who were looking to make a decision about the company’s future and wanted to evaluate different options and scenarios in an effort to find the best partner able to further develop the business. The family mandated the UBS Small Caps team to look for investors and potential partners around the world and to advise on the sale process. Shortly afterwards, the team came up with a number of solutions that included the possibility of selling the business to a larger company in the industry or allowing Flachsmann management itself to buy the company with the assistance of a financial investor. Seeing the different options allowed the family to evenly weigh which would ensure the future of the business. The process helped to confirm the family’s belief that a sale to a strategic buyer would be ideal and the UBS team then helped the family to successfully conclude the sale to Frutarom.

     Another notable transaction this year was the sale of specialty precision bearing manufacturer Wälzlager Industriewerke Bulle AG (WIB) to Canada’s RotoPrecision Inc. WIB, owned by Japan’s NSK Ltd., one of the world’s largest bearing manufacturers, made specialty precision bearings that did not fully fit into NSK’s core business. That prompted NSK to contact UBS, more precisely the Small Caps team, who took on the task of negotiating the sale to RotoPrecision, a sensi-

tive and complicated task that involved coordinating meetings and negotiations across three different time zones. In the end, the sale, which was concluded at the end of March, not only resulted in the fulfillment of the solution NSK had believed was best for the Swiss business from the outset, but also helped establish a fruitful relationship between NSK and the Investment Bank.

     According to the team, these deals also show how effective M&A is as a cross-selling product. Not only does it generate fees, but more importantly, it also intensifies contacts with senior executives, business owners, and a diverse range of organizations interested in other products and services UBS can offer.

Wealth Management & Business Banking
11 November 2003

fee income and lower credit loss expenses. The positive development was helped by falling personnel expenses and depreciation.

Operating income

Total operating income in third quarter 2003 was CHF 1,266 million, down 5% or CHF 69 million from second quarter 2003, when results were buoyed by CHF 80 million in divestment gains. Interest income fell as a result of lower investment interest margins for current and savings accounts. Fee income increased slightly due to the higher average asset base. Credit loss expenses, at CHF 25 million, dropped by 39% to a new all-time low reflecting the deferred benefit of the structural improvement in our loan portfolio in recent years.

Operating expenses

Operating expenses fell to CHF 738 million in third quarter 2003, down by 2% from CHF 756 million in second quarter 2003. Personnel expenses, at CHF 650 million, were at their second lowest level ever, reflecting lower costs for our early retirement program, as well as falling headcount levels.
     General and administrative expenses increased in third quarter to CHF 25 million, against a negative CHF 9 million in second quarter 2003. The rise was mainly due to higher IT project and marketing services costs. The overall very low level of general and administrative expenses are a result of UBS’s integrated business model, through which Business Banking Switzer-

land provides a significant number of services to other business units, mainly Wealth Management. In accounting terms, the costs for these services are charged to the receiving unit as general and administrative expenses, and then offset by lower general and administrative expense in the provider unit.

     Depreciation fell to CHF 63 million in third quarter 2003, down CHF 23 million from second quarter, when levels were impacted by the write-off of a software license agreement. In addition, depreciation for IT equipment fell.

Headcount

Business Banking Switzerland’s headcount was 17,910 on 30 September 2003, a decline of 108 from 30 June 2003, reflecting our continued investment in technology and automation, and the ongoing streamlining of processes and structures.

Outlook

Business Banking Switzerland delivered another good result in third quarter, as productivity levels remained competitively high. The saturation in Switzerland’s market for financial services will continue to present a challenge that will demand the most efficient structures and processes. Due to the fact that productivity gains in this business are achievable primarily through progressive automation of processes, we expect headcount to continue to decrease at a similar rate to this year, allowing us to stay at the forefront of efficient and profitable banking.

Global Asset Management
11 November 2003

Global Asset Management

John A.Fraser

Chairman and CEO,
Global Asset Management

[1] Operating expenses/operating income.

[2] Operating expenses less the amortization of goodwill and other intangible assets/operating income.

[3] Excludes interest and dividend income.

[4] Annualized operating income/average invested assets.

Pre-tax profit in third quarter 2003 was CHF 87 million, marginally lower than the strong CHF 89 million result achieved in second quarter. Despite outflows of CHF 8.1 billion from lower margin money market funds, net new money was CHF 4.9 billion, driven by buoyant asset inflows into alternative and quantitative investments as well as into equity and asset allocation mandates.

Business Group Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Institutional fees	253	243	176	4	44	694	642
Wholesale Intermediary fees	218	194	183	12	19	592	612

Total operating income	471	437	359	8	31	1,286	1,254

Personnel expenses	221	207	168	7	32	616	583
General and administrative expenses	116	96	106	21	9	311	323
Depreciation	6	6	6	0	0	19	18
Amortization of goodwill and other intangible assets	41	39	46	5	(11)	120	145

Total operating expenses	384	348	326	10	18	1,066	1,069

Business Group performance before tax	87	89	33	(2)	164	220	185

Business Group performance before tax and amortization of goodwill and other intangible assets	128	128	79	0	62	340	330

KPI’s
Cost/income ratio (%)[1]	82	80	91			83	85
Cost/income ratio before goodwill (%)[2]	73	71	78			74	74

Institutional
Invested assets (CHF billion)	305	297	273	3	12
of which: money market funds	16	17	18	(6)	(11)
Net new money (CHF billion) [3]	6.3	1.1	(3.6)			11.3	(3.8)
of which: money market funds	(0.9)	(1.9)	(3.8)			(3.4)	(4.1)
Gross margin on invested assets (bps)[4]	34	35	24	(3)	42	32	28

Wholesale Intermediary
Invested assets (CHF billion)	267	270	270	(1)	(1)
of which: money market funds	102	107	117	(5)	(13)
Net new money (CHF billion) [3]	(1.4)	1.3	0.8			3.3	(5.5)
of which: money market funds	(7.2)	(3.9)	0.3			(10.5)	(4.5)
Gross margin on invested assets (bps)[4]	32	30	26	7	23	30	27

				% change from
Additional information
As at	30.9.03	30.6.03	30.9.02	2Q03	3Q02

Client assets (CHF billion)	572	567	543	1	5
Regulatory equity allocated (average)	1,000	1,000	1,050	0	(5)
Headcount (full-time equivalents)	2,674	2,714	2,743	(1)	(3)

Global Asset Management
11 November 2003

Key performance indicators

The pre-goodwill cost/income ratio was 73% in third quarter 2003, up from 71% in second quarter. Increased revenues from higher performance fees and asset-based revenues, which rose on the back of improving financial markets, were offset by the rise in overall expenses.

Institutional

Institutional invested assets were CHF 305 billion on 30 September 2003, up from CHF 297 billion on 30 June 2003, reflecting strong net new money inflows and positive market movements that more than offset the effect of the stronger Swiss franc.

     Net new money was CHF 6.3 billion in third quarter 2003, up from CHF 1.1 billion in second quarter, and our best result since 2000. Inflows into alternative investments, particularly into funds of hedge funds, equity and asset allocation mandates more than offset the impact of the CHF 0.9 billion outflow from lower margin money market funds. Positive inflows into equity mandates were recorded in all regions, particularly in the UK and US, with additional strong inflows into asset allocation mandates in the UK.

     The gross margin, at 34 basis points in third quarter 2003, was slightly lower than the second quarter gross margin of 35 basis points due to lower seed capital gains.

Wholesale Intermediary

Invested assets were CHF 267 billion on 30 September 2003, down from CHF 270 billion on 30 June 2003. Positive financial market developments were more than offset by net new money outflows and the depreciation of the US dollar against the Swiss franc.
     Strong inflows in Asian and European fixed income mandates were offset by money market outflows of CHF 7.2 billion. Approximately half the money market outflow was related to the launch of UBS Bank USA (for more information, please refer to the sidebar in our second quarter 2003 report on page 44). The current low interest rate environment has also prompt-

ed net outflows, and total investments in money market funds dropped from CHF 107 billion on 30 June 2003 to CHF 102 billion on 30 September 2003.

     In the US, the Investment Company Institute reported industry-wide net outflows of USD 80.2 billion in third quarter 2003, mainly out of money market funds. In Switzerland, Lipper, a Reuters company, recorded net outflows of CHF 0.8 billion in third quarter 2003, primarily due to CHF 2.1 billion in outflows from money market funds.

     The gross margin was 32 basis points in third quarter 2003, a two basis point increase from second quarter, reflecting our business mix changing towards higher margin assets.

Investment capabilities and performance

Equity markets improved, led by the US and Japan, as they benefited from increasing optimism for global economic growth and rising corporate earnings expectations, with technology stocks performing particularly well.

     Our actively managed Global Equity composite underperformed its benchmark during the quarter, reflecting our lack of exposure to strongly performing and highly leveraged, low-margin companies, as well as technology stocks. The composite did, however, maintain its significant outperformance over the longer term.
     Global bond market returns weakened as bond yields rose on the improved world economic outlook. Our Global Bond composite benefited from its reduced exposure to the bond market in third quarter. For the year to date, the portfolio has also benefited from its currency strategy. Relative returns for the Global Bond composite have been particularly strong in periods of up to three years.
     Asset allocation made another positive contribution in the quarter. Our overweight stance towards equities, over a period when markets have recovered significantly, has helped our global multi-asset mandates to outperform their benchmarks. Currency positioning also contributed positively.
     In the alternative and quantitative business, despite the difficult trading environment for

Annualized

Composite	1 Year	3 Years	5 Years	10 Years

Global Equity Composite vs. MSCI World Equity (Free) Index	–	+	+	+
Global Bond Composite vs. Citigroup World Government Bond Index	+	+	+	+
Global Securities Composite vs. Global Securities Markets Index	+	+	+	+

(+) above benchmark; (–) under benchmark. All after fees.

Global Asset Management
11 November 2003

a number of strategies, the O’Connor multi-strategy Global Equity Arbitrage fund posted positive returns in third quarter. The O’Connor currency and rates portfolio performed very strongly, as did our DSI quantitative long/short products.

     The multi-manager programs registered strong performance in the quarter despite a difficult July with the rapid reversal in bond yields. Real estate continued to perform strongly on both a relative and absolute basis, with client demand remaining at a high level.

Initiatives and achievements

New Swiss pension services network launched

A new open architecture pension service is now on offer to small and medium-sized independent pension funds in Switzerland after Global Asset Management and Kessler & Co., an insurance broker, became partners in the Noventus PensionPartner network. Ecofin, a financial consultancy, launched the latter on 28 August 2003 to provide pension funds with integrated and tailored asset management and advisory services, as well as operational management, administration and insurance.

     Global Asset Management is contributing its multi-manager platform to the venture, a concept that allows clients to simultaneously benefit from the investment strategies of twelve institutional managers from around the world. Ecofin is providing strategic asset allocation, and Kessler & Co insurance coverage.

Real estate business – Meeting client demand for property investments

If anything, the turbulence experienced by financial markets in recent years has significantly increased demand by investors for less volatile investments. Because of that, many have turned to property investments, which historically have proven to be a strong source of income and total returns, not to mention being notable for their limited volatility and lack of correlation to other asset classes. This was not lost on Global Asset Management, and was the reason for creating a consolidated global real estate business earlier this year. Although property investments had been actively pursued by Global Asset Management for a number of years, the new platform now provides a centralized infrastructure and management with specialized property investment expertise. This gives clients a focused and global organization and the Business

Group itself a base from which to considerably expand its global range of real estate capabilities.

     The business purchases, sells and actively manages investments in property, including office, industrial, retail and residential real estate. It then structures them into private commingled funds, publicly listed investment funds or individually managed client accounts. With CHF 20 billion in invested assets and over 234 employees and 13 offices around the world, the business is organized into four regional units: the Americas, UK, Continental Europe and Asia Pacific.
     The Americas is the largest unit, with some 147 employees in Hartford, New York, Dallas and San Francisco. It has CHF 12 billion in invested assets in various funds and client mandates that hold some 260 properties – from offices and malls to warehouses and hotels – as well as over 30,000 residential apartments. Also part of the Americas business is AgriVest, a farmland investment subsidiary. Farmland investments have similar return characteristics to property and provide solid risk-adjusted total returns with a significant income component. AgriVest has generated strong performance relative to the National Council of Real Estate Investment Fiduciaries (NCREIF) Farmland Index over its 12 year history.

     The Continental European business has CHF 6 billion in invested assets, all of which are currently in Swiss-based investment vehicles. These constitute more than a third of Switzerland’s listed real estate fund market. In the UK, the business manages CHF 1 billion in gross assets in the UBS Triton Property Fund and a fund of funds, with 43% of property investments

Results

Global Asset Management’s pre-tax profit was CHF 87 million in third quarter 2003, a decrease of CHF 2 million from second quarter 2003. Positive market developments and higher performance fees were major contributing factors to growing revenues, although they were offset by increased general and administrative and personnel expenses, reflecting higher incentive-based compensation. This resulted in a higher cost / income ratio of 82% in third quarter, up from 80% in second quarter.

Operating income

Operating income in third quarter 2003 was CHF 471 million, up 8% from CHF 437 million in second quarter 2003, reflecting positive market movements and higher performance-related revenues.
     Institutional revenues were CHF 253 million in third quarter 2003, up from CHF 243 million in second quarter 2003. The increase was due to higher performance-related rev-

enues, partially offset by lower seed capital gains at O’Connor.

     Positive market movements and a shift towards higher margin asset classes benefited Wholesale Intermediary revenues, which rose to CHF 218 million in third quarter 2003 from CHF 194 million in second quarter 2003.

Operating expenses

Operating expenses in third quarter 2003 were CHF 384 million, up 10% from CHF 348 million in second quarter 2003. Personnel expenses in third quarter 2003 were CHF 221 million, up CHF 14 million from second quarter 2003, due to higher incentive-based compensation reflecting increased performance-related revenues. General and administrative expenses were CHF 116 million in third quarter 2003, a CHF 20 million increase from CHF 96 million in second quarter 2003. The increase was mainly due to higher professional fees and fund advertising costs in Europe as well as operational provisions. Information technology costs increased due to the pur-

in retail, 33% in offices and 24% industrial. In Asia Pacific, CHF 1.35 billion in retail real estate is managed through a Tokyo-based joint venture with Mitsubishi Corporation.

     Many of the real estate investments around the world have exemplary track records. In the US, for example, the business has achieved an annualized return of 12.46% over 10 years compared to the benchmark return (the NCREIF Property Index) of 9.63%. In Switzerland, the majority of our listed real estate funds have outperformed their benchmark on a year to date basis. The UBS Triton Property Fund in the UK exceeds its long-term market benchmarks. In May 2002 it was awarded (for the third year in a row) the “Top Performing Portfolio” in its category for the three year period to December 2001 in the Estates Gazette / Investment Property

Databank awards. In Japan, the joint venture has proven to be a highly successful, growing business. The Japan Retail Fund, a publicly traded J-REIT (Japan Real Estate Investment Trust), has risen more than 30% between the time of its launch in March 2002 and the end of September this year.

     With the global platform now in place, management attention is focusing on the growth and development of the business. Increasing product development efforts will be targeted at developing open-end commingled funds that are tailored for distribution through UBS channels. These funds will pool together assets from many clients to reduce management and administration costs. As an example, Global Asset Management is working closely with Wealth Management & Business Banking to launch a new global real estate fund of funds in second quarter 2004. In Continental Europe, the real estate platform was significantly expanded in July with the hiring of a senior management team previously employed by Lend Lease Real Estate Investments Europe. Their experience will assist the planned launch of an open-ended Euro real estate fund for wholesale clients. Additionally, several closed-end funds and individual client account investment vehicles will be targeted at European institutional investors. With an expanding line of products and deep worldwide management expertise, Global Asset Management’s real estate business is in a prime position to satisfy the increasing demand for an array of property investment products from institutional, high net worth and affluent investors.

Global Asset Management
11 November 2003

chase of additional licensing fees for global trading and client relationship systems and investments in a new fund administration platform.

Headcount

Headcount was 2,674 on 30 September 2003, down by 40 from 2,714 on 30 June 2003. The decline in headcount was mainly due to cost control initiatives in Europe and the US. Compared with a year earlier, headcount has fallen 3%.

Outlook

Strong market performance in all global financial markets allows Global Asset Management to look to the future with cautious optimism. The net new money inflows this year, predominantly into our higher-margin asset classes, as well as our outperformance versus investment benchmarks, should provide the basis to further improve our market position.

Investment Bank
11 November 2003

Investment Bank

John P. Costas
Chairman and CEO,
Investment Bank

In third quarter 2003, the Investment Bank as a whole posted a pre-tax profit of CHF 891 million. Due to strong results in Fixed Income, Rates and Currencies and robust client commissions in Equities, pre-tax profit at the Investment Banking & Securities business rose to CHF 965 million, up 35% from a year earlier, although 9% lower than the exceptionally strong second quarter.

Business Group Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Income	3,428	3,803	2,865	(10)	20	10,497	9,932
Credit loss expense[1]	(12)	(48)	(22)	(75)	(45)	(97)	(88)

Total operating income	3,416	3,755	2,843	(9)	20	10,400	9,844

Personnel expenses	1,866	2,093	1,821	(11)	2	5,753	6,357
General and administrative expenses	508	538	534	(6)	(5)	1,524	1,706
Depreciation	81	74	89	9	(9)	238	283
Amortization of goodwill and other intangible assets	70	69	100	1	(30)	209	288

Total operating expenses	2,525	2,774	2,544	(9)	(1)	7,724	8,634

Business Group performance before tax	891	981	299	(9)	198	2,676	1,210

Business Group performance before tax and amortization of goodwill and other intangible assets	961	1,050	399	(8)	141	2,885	1,498

Additional information
Cost/income ratio (%)[2]	74	73	89			74	87
Cost/income ratio before goodwill (%)[3]	72	71	85			72	84
Net new money (CHF billion)[4]	0.2	0.1	0.1			0.3	0.4
Invested assets (CHF billion)	3	3	3	0	0
Client assets (CHF billion)	127	129	135	(2)	(6)
Regulatory equity allocated (average)	12,550	12,700	13,100	(1)	(4)

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).    2 Operating expenses/income.    3 Operating expenses less the amortization of goodwill and other intangible assets/income.    4 Excludes interest and dividend income.

Investment Bank
11 November 2003

Investment Banking & Securities

Business Unit Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Investment Banking	349	445	379	(22)	(8)	1,081	1,376
Equities	1,288	1,377	1,453	(6)	(11)	3,484	4,417
Fixed Income, Rates and Currencies	1,849	2,038	1,424	(9)	30	6,122	5,440

Income	3,486	3,860	3,256	(10)	7	10,687	11,233
Credit loss expense[1]	(12)	(48)	(22)	(75)	(45)	(97)	(88)

Total operating income	3,474	3,812	3,234	(9)	7	10,590	11,145

Personnel expenses[2]	1,859	2,095	1,809	(11)	3	5,742	6,307
General and administrative expenses	503	508	519	(1)	(3)	1,480	1,659
Depreciation	77	74	89	4	(13)	234	282
Amortization of goodwill and other intangible assets	70	69	100	1	(30)	209	288

Total operating expenses	2,509	2,746	2,517	(9)	0	7,665	8,536

Business unit performance before tax	965	1,066	717	(9)	35	2,925	2,609

Business unit performance before tax and amortization of goodwill and other intangible assets	1,035	1,135	817	(9)	27	3,134	2,897

KPI’s
Compensation ratio (%)[3]	53	54	56			54	56

Cost/income ratio (%)[4]	72	71	77			72	76
Cost/income ratio before goodwill (%)[5]	70	69	74			70	73

Non-performing loans/gross loans (%)	1.2	1.3	2.2
Impaired loans/gross loans (%)	2.1	2.5	4.5
Average VaR (10-day 99%)	364	345	284	6	28

				% change from		Year to date
Additional information
As at or for the period ended	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Deferred releases included in credit loss expense[1]	(10)	(14)	10	29		(32)	(2)
Regulatory equity allocated (average)	12,100	12,250	12,600	(1)	(4)
Headcount (full-time equivalents)	15,289	15,557	16,137	(2)	(5)

1 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements). Deferred releases represent amortization of historical differences between actual credit losses and actuarial expected loss (for more information, please refer to pages 39–40 of the UBS Financial Report 2002).    2 Includes retention payments in respect of the PaineWebber acquisition of CHF 10 million for 3Q02. There are no further retention payments in 2003.    3 Personnel expenses/income.    4 Operating expenses/income.    5 Operating expenses less the amortization of goodwill and other intangible assets/income.

Key performance indicators

We continued to show sustained profitability in third quarter 2003 due to our strict management of costs, with revenues from the Fixed Income, Rates and Currencies business and client commissions in the Equities business both higher than a year earlier. The pre-goodwill cost/income ratio was 70% in third quarter 2003, slightly higher than the record low of 69% in second quarter 2003, but well below the 74% posted in the third quarter a year earlier.

     The compensation ratio in third quarter 2003 fell to 53% from 56% in the same period a year earlier but remained roughly in line with the 54% posted in second quarter. Accrual levels for incentive-based compensation are driven by the revenue mix across business areas and managed in line with market levels. The exact level of annual performance-related payments is determined in the fourth quarter.

     Market risk for the Investment Bank, as measured by the average 10-day 99% confidence level Value at Risk (VaR) for the quarter, increased from CHF 345 million to CHF 364 million, but remained within a similar range to the previous two quarters. The general increase in VaR in 2003, compared with levels in 2002, reflects the growth of the fixed income business, particularly in the US.

     Total loans held by the Investment Bank were CHF 66.4 billion on 30 September 2003. While the exposure did not materially change from second quarter 2003 (CHF 66.7 billion), we experienced a reallocation from interbank exposure to loans to customers. The non-performing loans to gross loans ratio decreased from 1.3% to 1.2%. The impaired loans to gross loans ratio decreased from 2.5% to 2.1%.

League table rankings

Mergers and acquisitions

In third quarter, merger and acquisition activity picked up from the very low levels of the last two quarters. Although we believe that development will continue, we do not expect volumes to return to the exceptionally high levels of 1999 and 2000 in the foreseeable future. Based on Thompson SDC figures, we ranked seventh in the announced transactions category in third quarter, up from eighth in second quarter, increasing our market

Investment Bank 11
November 2003

Key performance indicators: league table rankings

	30.9.03		30.6.03		30.9.02

		Market		Market		Market
	Rank	share %	Rank	share %	Rank	share %

Global mergers and acquisitions (completed)[1]	11	8.1	12	6.6	8	9.5
International equity new issues[2]	4	7.6	4	8.3	4	9.8

1 Source: Thomson Financial Securities.    2 Source: Dealogic EquitywarePlus.

share in the year to date to 12.0% from 10.4% respectively. We ranked eleventh in completed merger and acquisition deals in third quarter with a year to date market share of 8.1%, up from twelfth with a 6.6% market share in second quarter. Among the most significant transactions we advised on in the quarter:
–	Financial advisor to Comcast, the largest US cable television operator, on the USD 7.9 billion sale of its 57% stake in QVC Inc to Liberty Media Corporation
–	Joint advisor to industrial group Suez on the USD 4.35 billion sale of its water treatment subsidiary Ondeo Nalco to a consortium of private equity firms
–	Sole advisor to Vodafone on the JPY 261.3 billion (USD 2.2 billion) leveraged disposal of fixed-line subsidiary Japan Telecom to Ripplewood, a US private equity group.

Equity underwriting

Issuers continued to execute a wide variety of deals, from rights issues and convertible bonds to block trades and initial public offerings. Whilst equity issuance volumes have improved steadily throughout the year, they remain weak, with rankings apt to be sensitive to large, individual transactions. According to Dealogic EquityWare, we kept the same fourth rank in international equity underwriting for both the third and second quarters, although our market share fell to 7.6% from 8.3% between the two periods. Major transactions in third quarter included:
–	Joint bookrunner on a USD 1.2 billion convertible bond for European chip manufacturer STMicroelectronics
–	Lead manager for Chunghwa Telecom’s USD 1.37 billion initial public offering.

Fixed income underwriting

Overall fixed income underwriting volumes were higher in the first three quarters of 2003 when compared to the same period in 2002. The increase generally came from the high level of activity in Europe and Asia Pacific, which was slightly offset by declines in the US due to challenging interest rate conditions over summer. According to Thompson SDC, our international bond underwriting ranking fell to ninth with a 4.6% market share in third quarter from eighth with a 4.7% market share in second quarter. While we still aim to reach a top five rank, maintaining profitability remains our overarching priority and we have managed that successfully so far this year. Notable deals in third quarter included:
–	Lead-managed automobile manufacturer Ford’s USD 3 billion re-entry into the US market, when they priced 5-year and 10-year benchmark bond issues
–	Joint bookrunner on a 7-year EUR 1 billion issue for Russian natural gas producer Gazprom
–	Joint arranger and bookrunner on AUD 1 billion Hybrid Tier 1 bond issue for Australian/ New Zealand financial services group ANZ.

Initiatives and achievements

ABN AMRO’s US prime brokerage operations acquired

In September, UBS announced the acquisition of ABN AMRO’s US prime brokerage operations. The transaction, priced at USD 250 million, is expected to close in fourth quarter. The acquired business operates in several major US locations and services over 300 small hedge fund clients. The client base, mainly focused on smaller US hedge funds, provides an excellent complement to our existing Hedge Funds Services business, which is of similar scale but focused on larger hedge funds. Acquiring these primarily exclusive relationships with developing hedge funds will instantly boost our client pipeline. The combined unit, which is being consolidated into the Equities business, is evidence of our ability to grow by further developing our existing platform.

Corporate clients

In third quarter, the fee pool showed signs of recovery, rising 5% from the same period a year earlier. For seasonal reasons, however, it was down 13% from second quarter. According to Freeman data, we maintained our sixth ranking globally at the end of both second and third quarter, although our market share declined slightly to 4.6% from 4.7% between the two periods. Our share of the US market remained unchanged at 4.3%, although our ranking improved to eighth from ninth. In Asia Pacific, we saw a significant improvement, moving to fourth place and a 4.3% market share in third quarter, up from seventh place and a 3.6% share in second quarter.
     Our success in Asian markets was confirmed by a number of regional awards. In Australia, we were market leaders in advisory and equity capital markets, according to the 2003 Australian Greenwich Associates survey. We were also named Australian investment bank of the year in the global edition of CFO Magazine. The magazine noted “in a year of war, drastic equity market losses and general uncertainty, UBS was a standout performer against peers”.

Institutional clients

We continue to build on our institutional client franchise. For the sixth consecutive quarter we have maintained our first place in the global ranking for secondary equity cash commissions according to data released by a leading private industry survey. UBS has not only defended its market position, but also was the only broker among the top five to achieve growth in global market share, which now stands at 11%.
     Our excellent execution and sophisticated online capabilities allow us to deliver a wide range of products and services to our clients, a fact reinforced by the number of important awards we have received this quarter.
     For the second year running UBS was named FX House of the Year in The Banker, further recognizing our world leadership in e-commerce-based foreign exchange solutions.
     “In The Banker’s FX survey, UBS achieved an unprecedented level of client satisfaction across products and geographies,” the magazine commented.
     UBS was at the top of Risk Magazine’s global poll of derivatives users, winning first-place votes in 34 categories. We were ranked top in foreign exchange across all categories. In the repurchase agreement (repo) categories, we received six first place rankings and we merited a significant number of top rankings in the interest rate categories.

     In terms of NYSE trading volumes, we maintained our third position with an 8.8% market share in third quarter, up from 8.7% last quarter. At NASDAQ, our seventh rank remained unchanged, although our market share decreased to 4.1% from 4.3% in second quarter.

Research

In third quarter 2003, our research teams again won a series of industry awards. In equities, we were ranked first in Europe and Asia, and fourth in the US in the Global Brokers magazine 2003 survey. We maintained our first-place equities ranking for the third consecutive year in Brazil, according to the latest Institutional Investor survey, which also ranked our Fixed Income, Rates and Currencies team fourth in the 2003 All-America poll.

Results

Pre-tax profit in third quarter 2003 was CHF 965 million, up 35% from the same period last year. Compared to the exceptionally strong second quarter 2003, however, profit fell 9%. Because of a sustained strong performance in our Fixed Income, Rates and Currencies business and robust results in the Equities business, it emerges as our second best quarterly performance of the last two years.

     The cost/income ratio was 72% in third quarter 2003, five percentage points below the same period last year and one percentage point above second quarter.

Investment Bank
11 November 2003

Operating income

Revenues were CHF 3,486 million in third quarter 2003, up 7% from the same quarter last year but down 10% from second quarter 2003.

     Investment Banking revenues stood at CHF 349 million, 8% lower than a year earlier due to the weakening of the US dollar against major currencies. Advisory revenues improved significantly because of the large number of high profile merger and acquisition transactions we participated in. Debt Capital Markets revenues increased compared to a year earlier, but due to low market activity in July and August, they did not reach the high level recorded in second quarter when clients took advantage of favorable conditions for capital raising.

     The Equities business posted revenues of CHF 1,288 million, a decrease of 11% compared to a year earlier. Equity Finance and Clearing revenues increased from 2002 levels, and will be further strengthened by the acquisition of ABN AMRO’s prime brokerage business, which will take effect during the fourth quarter. Client commissions remained robust and increased compared to third quarter 2002, but were offset by adverse currency movements and lower revenues from primary activity. In particular, primary revenues were down compared to second quarter 2003, when results were at one of the best levels recently seen.
     The Fixed Income, Rates and Currencies business delivered strong results in difficult markets, with revenues of CHF 1,849 million, an increase of 30% on the same quarter in 2002. The majority of revenues in this business continue to come from the US and is therefore significantly affected by the year on year movements of the US dollar against the Swiss franc. Additionally, the third quarter result was impacted by negative revenue of CHF 192 million related to credit default swaps hedging credit exposures in the loan book, compared to a gain of CHF 321 million a year earlier. All major business lines generated improved revenues compared to third quarter 2002. The overall revenues in the Fixed Income, Rates and Currencies business were 9% lower than in second quarter as revenues from Fixed Income and Principal Finance declined on seasonal effects.

Operating expenses

Total operating expenses were CHF 2,509 million, largely unchanged from third quarter last year. They were 9% lower than second quarter due to a decrease in personnel expenses.
     In third quarter 2003, personnel expenses were CHF 1,859 million, up 3% from CHF 1,809 million in third quarter 2002. This reflects an increase in incentive-based compensation, which was partially offset by lower salaries. Compared to second quarter, personnel expenses fell 11%, reflecting lower revenues and reduced severance costs.
     General and administrative expenses were CHF 503 million, a decrease of 3% from a year earlier, mainly because of the US dollar’s weakening against major currencies.
     Depreciation expense decreased 13% from third quarter 2002 due to lower depreciation on IT equipment.
     Amortization of goodwill fell 30% in third quarter 2003 compared to the same period last year due to various assets becoming fully amortized.

Headcount

Headcount, at 15,289 on 30 September 2003, dropped by 268 or 2% from the end of second quarter 2003 and 5% from the same time last year. This movement reflects reductions in investment banking and logistics initiated in second quarter following a review of our cost structure and staffing needs, and taking into account our productivity gains and automation of services.

Outlook

With markets showing signs of a pick-up in activity, especially in the US and Asia, there is reason to be cautiously optimistic. We believe that 2003 will be a better year for the industry than we have seen for some time and we expect a consistent improvement in market conditions for the next couple of quarters. Despite that, we do not believe that activity will return to the levels seen in 1999 or 2000 for the foreseeable future.

     With our diversified business portfolio, we have demonstrated the ability to shift the focus according to market opportunities — taking advantage and capitalizing on revenue opportunities where they arise and withdrawing resources at the right moment, when conditions change. This ability will be equally important in coming quarters. At the same time, we continue to build our competitive strength, focusing on growth opportunities and winning market share.

Investment Bank
11 November 2003

Private Equity

Business Unit Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Total operating income	(58)	(57)	(391)	(2)	85	(190)	(1,301)

Personnel expenses	7	(2)	12		(42)	11	50
General and administrative expenses	5	30	15	(83)	(67)	44	47
Depreciation	4	0	0			4	1
Amortization of goodwill and other intangible assets	0	0	0			0	0

Total operating expenses	16	28	27	(43)	(41)	59	98

Business unit performance before tax	(74)	(85)	(418)	13	82	(249)	(1,399)

Business unit performance before tax and amortization of goodwill and other intangible assets	(74)	(85)	(418)	13	82	(249)	(1,399)

KPI’s

Value creation (CHF billion)	0.0	(0.1)	(0.6)	100	100	(0.2)	(1.1)

				% change from

As at	30.9.03	30.6.03	30.9.02	2Q03	3Q02

Investment (CHF billion)[1]	2.8	3.0	3.6	(7)	(22)

				% change from
Additional information
As at	30.9.03	30.6.03	30.9.02	2Q03	3Q02

Portfolio fair value (CHF billion)	3.6	3.6	4.4	0	(18)
Regulatory equity allocated (average)	450	450	500	0	(10)
Headcount (full-time equivalents)	52	54	78	(4)	(33)

[1]	Historical cost of investments made, less divestments and impairments.

Key performance indicators

The level of our private equity investments stood at CHF 2.8 billion on 30 September 2003, compared to CHF 3.0 billion on 30 June 2003, reflecting writedowns, exits and currency fluctuations. Unfunded commitments, at CHF 1.8 billion, remained stable.

     In third quarter 2003, writedowns were CHF 70 million, up from CHF 58 million in second quarter 2003 but down from CHF 387 million in third quarter 2002. The fair value of the portfolio, at CHF 3.6 billion, has remained in line with last quarter. The level of net unrealized gains was CHF 777 million on 30 September

2003, higher than the level of CHF 683 million on 30 June 2003 due to selected valuation gains 2003, higher than the level of CHF 683 million

Results

Results reflect the continued difficult market conditions for private equity. This protracted period of difficulty has affected the performance of a number of the companies in our portfolio. In third quarter, the pre-tax loss was CHF 74 million, a marked improvement from the CHF 418 million loss a year earlier, reflecting the significantly lower level of writedowns.

     Total operating expenses were CHF 16 million in third quarter 2003, down from CHF 27 million in the same period last year and CHF 28 million in second quarter 2003. Personnel expenses rose to CHF 7 million in third quarter compared to a negative CHF 2 million in second quarter. Second quarter expenses included a credit relating to the 2002 release of unutilized incentive payments. When this credit is excluded, third quarter expenses were broadly in line with second quarter and significantly lower from the same period last year, when expenses were CHF 12 million. General and administrative expenses fell to CHF 5 million in third quarter from CHF 30 million in the second quarter due to one-off costs of vacant premises in second quarter.

Headcount

Headcount levels remained relatively stable. There were 52 employees on 30 September 2003, against 54 on 30 June 2003 and 78 at the end of the third quarter a year earlier.

Outlook

The private equity business will continue to focus on managing existing assets in order to maximize value for UBS shareholders and for investors in UBS funds. Consistent with the de-emphasis of this asset class, we continue to capitalize on orderly exit opportunities for investments when they arise and to reduce exposure to private equity funds. In that context, the recently announced sale of Global Garden Products to ABN AMRO Capital, and the structured third party funds transaction with Harbourvest are together expected to reduce our current level of private equity investments by approximately USD 0.5 billion. As the portfolio shrinks, our performance will continue to be linked to the economic conditions prevailing in the markets of our underlying investments.

Wealth Management USA
11 November 2003

Wealth Management USA

Joseph J. Grano, Jr.
Chairman and CEO,
Wealth Management USA

Mark B. Sutton
President and Chief Operating Officer,
Wealth Management USA

In third quarter 2003, Wealth Management USA’s pre-tax loss was CHF 43 million compared to pre-tax income of CHF 143 million in second quarter 2003. Excluding acquisition costs and a divestment gain in second quarter, pre-tax profit decreased 12% to CHF 170 million. On the same basis, but in US dollars, the operating result was 13% lower than the record US dollar performance achieved in second quarter, reflecting an industry-wide decline in the municipal securities business and the absence of revenues from the Correspondent Services business, which was sold in second quarter 2003. The performance in the private clients business remained strong, with US dollar recurring fees reaching record levels.

Business Group Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Income	1,284	1,457 [1]	1,315	(12)	(2)	3,907 [1]	4,346
Credit loss expense[2]	(2)	(3)	(6)	(33)	(67)	(7)	(11)

Total operating income	1,282	1,454	1,309	(12)	(2)	3,900	4,335

Personnel expenses[3]	970	924	1,010	5	(4)	2,782	3,318
General and administrative expenses	229	263	278	(13)	(18)	738	986
Depreciation	42	38	36	11	17	118	113
Amortization of goodwill and other intangible assets	84	86	109	(2)	(23)	257	350

Total operating expenses	1,325	1,311	1,433	1	(8)	3,895	4,767

Business Group performance before tax	(43)	143	(124)		65	5	(432)

Business Group reporting excluding acquisition costs and significant financial events

Total operating income	1,282	1,293 [4]	1,309	(1)	(2)	3,739 [4]	4,335
Add back: Net goodwill funding[5]	62	58	95	7	(35)	181	301

Operating income excluding acquisition costs	1,344	1,351	1,404	(1)	(4)	3,920	4,636

Total operating expenses	1,325	1,311	1,433	1	(8)	3,895	4,767
Retention payments	(67)	(67)	(81)	0	17	(201)	(271)
Amortization of goodwill and other intangible assets	(84)	(86)	(109)	2	23	(257)	(350)

Operating expenses excluding acquisition costs	1,174	1,158	1,243	1	(6)	3,437	4,146

Business Group performance before tax and excluding acquisition costs	170	193	161	(12)	6	483	490

1    Includes significant financial event: gain on disposal of Correspondent Services Corporation of CHF 161 million.     2 In management accounts, statistically derived actuarial expected loss adjusted by deferred releases rather than the net IFRS actual credit loss is reported in the Business Groups (see Note 2 to the Financial Statements).     3 Includes retention payments in respect of the PaineWebber acquisition. 3Q03: CHF 67 million. 2Q03: CHF 67 million. 3Q02: CHF 81 million.     4 Excludes significant financial event: gain on disposal of Correspondent Services Corporation of CHF 161 million.    5 Goodwill and intangible asset-related funding, net of risk-free return on the corresponding equity allocated.

Wealth Management USA (continued)

KPI’s	Quarter ended			% change from		Year to date

	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Invested assets (CHF billion)	626	622	597	1	5

Net new money (CHF billion)[1]	5.7	3.9	3.4			13.3	12.2
Interest and dividend income (CHF billion)[2]	4.0	3.8	5.3	5	(25)	11.8	14.5
Gross margin on invested assets (bps)[3]	82	98	85	(16)	(4)	87	83
Gross margin on invested assets excluding acquisition costs and SFEs (bps)[4]	86	91	91	(5)	(5)	87	89

Cost/income ratio (%)[5]	103	90	109			100	110
Cost/income ratio excluding acquisition costs and SFEs (%)[6]	87	86	88			88	89

Recurring fees[7]	512	455	522	13	(2)	1,421	1,713
Financial advisors (full-time equivalents)	8,001	8,284	8,587	(3)	(7)

				% change from
Additional information
As at	30.9.03	30.6.03	30.9.02	2Q03	3Q02

Client assets (CHF billion)	668	658	661	2	1
Regulatory equity allocated (average)	5,550	5,750	7,000	(3)	(21)
Headcount (full-time equivalents)	18,204	18,566	19,363	(2)	(6)

1 Excludes interest and dividend income.    2 For purposes of comparison with US peers.    3 Annualized income/average invested assets.    4 Annualized income, add back net goodwill funding and less significant financial events/average invested assets.    5 Operating expenses/income.    6Operating expenses less the amortization of goodwill and other intangible assets, retention payments and significant financial events/income, add back net goodwill funding and less significant financial events.    7 Asset-based and advisory revenues including fees from mutual funds, wrap fee products and insurance products.

Wealth Management USA
11 November 2003

Key performance indicators

Invested assets were CHF 626 billion on 30 September 2003, up 1% from CHF 622 billion on 30 June 2003. In US dollar terms, invested assets have increased 3% in the quarter, reflecting positive inflows of net new money and the effects of market appreciation on invested assets. Compared to the third quarter a year earlier, invested assets have increased 5%. In US dollar terms, invested assets were 18% higher on 30 September 2003 when compared to a year earlier.

     The inflow of net new money was a very strong CHF 5.7 billion in third quarter 2003, significantly higher than CHF 3.9 billion in second quarter 2003 and CHF 3.4 billion reported for the third quarter a year earlier. Including interest and dividends, net new money in third quarter 2003 was CHF 9.7 billion, up from CHF 7.7 billion in second quarter 2003 and comparing very favorably to the net new money performance reported by competitors.

     Gross margin on invested assets was 82 basis points in third quarter 2003, compared to 98 basis points in second quarter. Before acquisi-

tion costs (goodwill and intangible asset amortization, net goodwill funding and retention payments) and excluding the gain from the sale of Correspondent Services Corporation (CSC) in second quarter, gross margin on invested assets decreased 5 basis points to 86 basis points. This reflects the decline in municipal securities revenues and the absence of CSC revenues, although their impact was somewhat offset by higher recurring fees.

     The cost/income ratio before acquisition costs was 87% in third quarter 2003, compared to 86% in second quarter 2003. The slight change is a result of a seasonal slowdown in client activity that impacted the level of non-recurring fees and the industry-wide decline in municipal securities activity. Compared to third quarter last year, the cost/income ratio improved by one percentage point, reflecting recovering revenues and the benefits of cost management initiatives.

     Recurring fees were CHF 512 million in third quarter 2003, 13% higher than CHF 455 mil-

lion in second quarter 2003. Excluding the effects of currency fluctuations, recurring fees were up 11% on managed account fee gains resulting from increased asset levels, with clients investing more than USD 2.6 billion into them. Recurring fees also benefited from the higher level of fees for mutual fund products. In USD terms, third quarter recurring fees were at their highest level since PaineWebber became part of UBS.

     The number of financial advisors was 8,001 on 30 September 2003, down 283 from 8,284 on 30 June 2003. We have been restricting the number of new trainees in our financial advisor training program and turnover rates have remained high for less productive advisors. We continue to invest in and recruit highly productive and experienced financial advisors. Additionally, given the improved market conditions, we have now resumed hiring new trainees.

Initiatives and achievements

UBS Bank USA opens successfully

UBS Bank USA opened successfully on 15 September 2003. By 30 September 2003, the bank had USD 5.1 billion in assets, of which USD 3.4 billion were client borrowings under Premier Fixed and Premier Variable Credit Lines, partially funded by USD 2.2 billion in deposits.

     UBS Bank USA represents a significant step in further strengthening our balance sheet advisory offering to core affluent and high net worth clients, allowing us to provide them with Federal Deposit Insurance Corporation (FDIC) insured deposit accounts and enhanced collateralized lending capabilities.
     Prior to 15 September 2003, uninvested cash balances of clients were automatically swept into Global Asset Management money market funds. Now, however, future cash deposits of eligible clients will automatically be swept into UBS Bank USA’s FDIC insured deposits. The approximate total value of the money market funds that could potentially be affected by this gradual change is USD 30 billion.

Results

Investors were generally optimistic about economic and financial markets in third quarter, although latent concerns about inflation moderated their outlook. During the quarter, investor activity tailed off slightly, with average daily trading volumes down 2% because of a slowdown in July and August. The UBS Index of Investor Optimism fell in September from its level in June.

     Because our business is almost entirely conducted in US dollars, comparisons of third quarter results to prior periods are affected by the movement of the US dollar against the Swiss franc.
     In third quarter 2003, the pre-tax loss was CHF 43 million compared to pre-tax profit of 143 million in second quarter 2003 and a pre-tax loss of CHF 124 million in third quarter 2002. Second quarter 2003 results include a pre-tax gain of CHF 161 million from the sale of CSC to Fidelity Investments, which was treated as a significant financial event. Excluding acquisition costs and the divestment gain, pre-tax profit decreased 12% to CHF 170 million from CHF 193 million in second quarter 2003. On the same basis, but in US dollars, the operating result was 13% lower than the record US dollar performance achieved in second quarter, reflecting an industry-wide decline in the municipal securities

Wealth Management USA
11 November 2003

business. The performance in the private clients business remained strong, despite a seasonal decrease in client activity levels. Compared to third quarter 2002, operating pre-tax profit in US dollars increased 16%.

     The cost/income ratio was 103% in third quarter 2003; excluding acquisition costs and adjusted for the sale of CSC in second quarter, the ratio increased to 87% in third quarter from 86% in second quarter.

Operating income

Total operating income in third quarter 2003 was CHF 1,282 million. Excluding acquisition costs (net goodwill funding) and the gain from the CSC sale in second quarter, it was 1% lower than in second quarter 2003 and 4% lower than in third quarter 2002. On the same basis and in US dollar terms, operating income was 2% lower than in second quarter. This reflects lower revenues in the municipal securities business, due to an industry-wide decrease in underwriting volumes, and the loss of revenues from the CSC divestment as well as a seasonal slowdown in client transactions. This negative impact was compensated by an increase in recurring fees, now representing 38% of operating income, excluding acquisition costs. In US dollars, operating income rose 5% in third quarter from a year earlier.

Operating expenses

In third quarter 2003, total operating expenses were CHF 1,325 million, 1% higher than second quarter 2003. In US dollar terms and before acquisition costs, operating expenses were unchanged from second quarter.

     Personnel expenses were CHF 970 million, up 5% from second quarter 2003. On a US dollar basis they increased 3% reflecting higher performance-related compensation in our private client business.

     Non-personnel expenses, which include general and administrative, depreciation and amortization expenses, decreased 8% to CHF 355 million in third quarter 2003 from CHF 387 million in second quarter due to reduced provisions for legal costs and the effect of the CSC divestment.

Headcount

Headcount was 18,204 on 30 September 2003, a decrease of 362 from 30 June 2003. The decline reflects the decrease in number of financial advisors and a reduction of non-financial advisors headcount as a result of our continuing cost management initiatives. Non-financial advisor head-count fell by 79 during the quarter and is more than 5% lower than last year. Since becoming part of UBS, non-financial advisor headcount has decreased by 21%.

Outlook

Toward the end of third quarter, investors in the US expressed increasing optimism about equity market developments, despite persistent concerns about inflation and future economic prospects. Given the recent improvement in market conditions, we are cautiously optimistic about the future. But, in view of the remaining uncertainty about market developments, our costs and staffing levels will continue to be tightly monitored and controlled.

Corporate Center
11 November 2003

Corporate Center

Business Group Reporting

	Quarter ended			% change from		Year to date

CHF million, except where indicated	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Income	239	282	517	(15)	(54)	722	1,955[1]
Credit loss (expense)/recovery[2]	66	118	7	(44)	843	176	130

Total operating income	305	400	524	(24)	(42)	898	2,085

Personnel expenses	170	220	245	(23)	(31)	576	797
General and administrative expenses	40	176	204	(77)	(80)	273	513
Depreciation	112	104	120	8	(7)	330	379
Amortization of goodwill and other intangible assets	23	25	29	(8)	(21)	74	89

Total operating expenses	345	525	598	(34)	(42)	1,253	1,778

Business Group performance before tax	(40)	(125)	(74)	68	46	(355)	307

Business Group reporting excluding significant financial events
Total operating income	305	400	524	(24)	(42)	898	1,930[3]
Total operating expenses	345	525	598	(34)	(42)	1,253	1,778

Business Group performance before tax	(40)	(125)	(74)	68	46	(355)	152

Business Group performance before tax and amortization of goodwill and other intangible assets	(17)	(100)	(45)	83	62	(281)	241

Private Banks & GAM
Performance before tax	63	43	46	47	37	162	150[3]
Performance before tax and amortization of goodwill and other intangible assets	83	63	68	32	22	223	220[3]

Invested assets (CHF billion)	80	76	70	5	14
Net new money (CHF billion)[4]	2.4	1.2	0.9			4.2	3.3

Headcount (full-time equivalents)	1,657	1,673	1,719	(1)	(4)

				% change from
Additional information
As at	30.9.03	30.6.03	30.9.02	2Q03	3Q02

Regulatory equity allocated (average)	9,650	9,500	10,150	2	(5)
Total headcount (full-time equivalents)	2,766	2,836	2,925	(2)	(5)

1 Includes significant financial event: gain on disposal of Hyposwiss of CHF 155 million.    2 In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the net IFRS actual credit loss expenses are reported for all Business Groups. The difference between the adjusted expected loss figures and the net IFRS actual credit loss expense recorded at Group level is reported in the Corporate Center (see Note 2 to the Financial Statements).    3 Excludes significant financial event: gain on disposal of Hyposwiss of CHF 155 million.    4 Excludes interest and dividend income.

Corporate Center
11 November 2003

Results

In third quarter 2003, Corporate Center recorded a pre-tax loss of CHF 40 million, compared to a pre-tax loss of CHF 74 million in the same quarter a year earlier.

     The credit loss expense or recovery booked in the Corporate Center represents the difference between the statistically calculated adjusted expected losses charged to the business units and the actual credit loss recognized in the UBS financial statements. UBS recorded an actual credit loss recovery of CHF 26 million this quarter, compared to a credit loss expense of CHF 95 million in third quarter 2002. Actual credit loss expense in both periods was lower than the adjusted credit loss expense charged to the business units, resulting in a credit loss recovery at Corporate Center of CHF 66 million this quarter and CHF 7 million in the same quarter a year ago.
     Total operating income dropped 42% from CHF 524 million in third quarter 2002 to CHF 305 million in the same quarter this year. The drop mainly reflects the deconsolidaton of Klinik Hirslanden (sold in fourth quarter 2002), and lower gains from investments. This was partially offset by lower writedowns on financial investments and higher credit loss recoveries.
     Total operating expenses dropped to CHF 345 million in third quarter 2003, down from CHF 598 million in third quarter 2002. Personnel expenses declined 31% to CHF 170 million, reflecting the deconsolidation of Klinik Hirs-landen. In the same period, general and administrative expenses decreased to CHF 40 million in third quarter, down from CHF 204 million a year earlier. This was mainly due to lower legal provisions and the disposal of Klinik Hirs-landen.

Headcount

Corporate Center headcount, excluding Private Banks & GAM, was 1,109 on 30 September 2003, down by 54 from 30 June 2003, mainly due to a lower number of assignees and the transfer of human resources staff to the Business Groups.

Private Banks & GAM

Invested assets were CHF 80 billion on 30 September 2003, up from CHF 76 billion on 30 June 2003, reflecting strong net new money inflows and positive financial markets.

     Net new money was CHF 2.4 billion in third quarter 2003, up from CHF 1.2 billion in second quarter, driven by very strong inflows into GAM.
     Pre-tax net profit increased by CHF 20 million to CHF 63 million in third quarter 2003 from second quarter. Before goodwill, net profit also rose CHF 20 million to CHF 83 million in third quarter. Revenues continued to benefit from higher fee income, reflecting the higher asset base, while trading income picked up due to higher client activity. Second quarter 2003 expenses were influenced by CHF 10 million in restructuring costs related to the merger of Cantrade, Bank Ehinger and Armand von Ernst to form Ehinger & Armand von Ernst. Excluding the restructuring costs, expenses rose on the back of higher incentive-based compensation, which was up in line with performance.

Headcount Private Banks & GAM

Headcount in Private Banks & GAM decreased by 16 to 1,657 in third quarter from second quarter, mainly due to rationalization measures put in place in the individual private banks. Overall the merger of the three private banks in second quarter 2003 will lead to a headcount reduction of up to 80 people.

Financial Statements
11 November 2003

Financial Statements

UBS Income Statement (unaudited)

		Quarter ended				% change from		Year to date

CHF million, except per share data	Note	30.9.03		30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Operating income
Interest income	3	10,144		10,644	10,409	(5)	(3)	30,420	31,266
Interest expense	3	(6,787)		(7,618)	(7,683)	(11)	(12)	(21,128)	(23,417)

Net interest income		3,357		3,026	2,726	11	23	9,292	7,849
Credit loss (expense)/recovery		26		24	(95)	8		(54)	(217)

Net interest income after credit loss expense		3,383		3,050	2,631	11	29	9,238	7,632

Net fee and commission income	4	4,386		4,313	4,299	2	2	12,525	13,985
Net trading income	3	642		1,333	1,027	(52)	(37)	3,236	4,906
Other income	5	79		415	43	(81)	84	375	74

Total operating income		8,490		9,111	8,000	(7)	6	25,374	26,597

Operating expenses
Personnel expenses	6	4,372		4,619	4,411	(5)	(1)	13,193	14,503
General and administrative expenses	7	1,422		1,600	1,720	(11)	(17)	4,419	5,232
Depreciation of property and equipment		321		331	352	(3)	(9)	988	1,123
Amortization of goodwill and other intangible assets		238		238	305	0	(22)	718	943

Total operating expenses		6,353		6,788	6,788	(6)	(6)	19,318	21,801

Operating profit before tax and minority interests		2,137		2,323	1,212	(8)	76	6,056	4,796

Tax expense		383		592	202	(35)	90	1,285	887

Net profit before minority interests		1,754		1,731	1,010	1	74	4,771	3,909

Minority interests			(81)	(92)	(68)	(12)	19	(245)	(273)

Net profit		1,673		1,639	942	2	78	4,526	3,636

Basic earnings per share (CHF)	8	1.52		1.44	0.79	6	92	4.00	2.98
Diluted earnings per share (CHF)	8	1.47		1.42	0.76	4	93	3.93	2.84

Financial Statement
11 November 2003

UBS Balance Sheet (unaudited)

				% change from
CHF million	30.9.03	30.6.03	31.12.02	31.12.02

Assets
Cash and balances with central banks	4,790	5,231	4,271	12
Due from banks	38,694	43,605	32,468	19
Cash collateral on securities borrowed	184,328	179,218	139,052	33
Reverse repurchase agreements	310,470	346,320	294,086	6
Trading portfolio assets	436,278	446,137	371,436	17
Positive replacement values	92,264	87,376	82,092	12
Loans	216,895	211,937	211,647	2
Financial investments	6,166	6,616	8,391	(27)
Accrued income and prepaid expenses	7,186	6,322	6,453	11
Investments in associates	1,870	1,710	705	165
Property and equipment	7,443	7,529	7,869	(5)
Goodwill and other intangible assets	12,128	12,684	13,696	(11)
Other assets	9,628	10,806	8,952	8

Total assets	1,328,140	1,365,491	1,181,118	12

Total subordinated assets	4,218	4,018	3,652	15

Liabilities
Due to banks	115,295	119,801	83,178	39
Cash collateral on securities lent	46,436	40,280	36,870	26
Repurchase agreements	395,213	428,846	366,858	8
Trading portfolio liabilities	137,053	136,038	106,453	29
Negative replacement values	103,831	92,963	81,282	28
Due to customers	330,589	328,305	306,876	8
Accrued expenses and deferred income	15,481	12,294	15,331	1
Debt issued	123,275	146,141	129,411	(5)
Other liabilities	21,384	20,178	12,339	73

Total liabilities	1,288,557	1,324,846	1,138,598	13

Minority interests	3,879	3,953	3,529	10

Shareholders’ equity
Share capital	946	1,006	1,005	(6)
Share premium account	7,114	12,545	12,638	(44)
Net gains/(losses) not recognized
in the income statement, net of tax	(196)	(173)	(159)	(23)
Retained earnings	34,866	33,193	32,638	7
Treasury shares	(7,026)	(9,879)	(7,131)	1

Total shareholders’ equity	35,704	36,692	38,991	(8)

Total liabilities, minority interests and shareholders’ equity	1,328,140	1,365,491	1,181,118	12

Total subordinated liabilities	8,531	8,702	10,102	(16)

UBS Statement of Changes in Equity (unaudited)

CHF million
For the nine month period ended	30.9.03	30.9.02

Issued and paid up share capital
Balance at the beginning of the period	1,005	3,589
Issue of share capital	2	5
Capital repayment by par value reduction	0	(2,509)
Cancelation of second trading line treasury shares	(61)	(81)

Balance at the end of the period	946	1,004

Share premium
Balance at the beginning of the period	12,638	14,408
Premium on shares issued and warrants exercised	115	81
Net premium/(discount) on treasury share and own equity derivative activity	(171)	(53)
Cancelation of second trading line treasury shares	(5,468)	(2,209)

Balance at the end of the period	7,114	12,227

Net gains/(losses) not recognized in the income statement, net of taxes Foreign currency translation
Balance at the beginning of the period	(849)	(769)
Movements during the period	(165)	307

Subtotal — balance at the end of the period	(1,014)	(462)

Net unrealized gains/(losses) on available for sale investments, net of taxes
Balance at the beginning of the period	946	1,035
Net unrealized gains/(losses) on available for sale investments	(59)	(196)
Impairment charges reclassified to the income statement	271	639
Gains reclassified to the income statement	(163)	(500)
Losses reclassified to the income statement	20	10

Subtotal — balance at the end of the period	1,015	988

Change in fair value of derivative instruments designated as cash flow hedges, net of taxes
Balance at the beginning of the period	(256)	(459)
Net unrealized gains/(losses) on the revaluation of cash flow hedges	121	37
Net (gains)/losses reclassified to the income statement	(62)	(156)

Subtotal — balance at the end of the period	(197)	(578)

Balance at the end of the period	(196)	(52)

Retained earnings
Balance at the beginning of the period	32,638	29,103
Net profit for the period	4,526	3,636
Dividends paid[1]	(2,298)	0

Balance at the end of the period	34,866	32,739

Treasury shares, at cost
Balance at the beginning of the period	(7,131)	(3,377)
Acquisitions	(6,722)	(6,076)
Disposals	1,298	2,041
Cancelation of second trading line treasury shares	5,529	2,290

Balance at the end of the period	(7,026)	(5,122)

Total shareholders’ equity	35,704	40,796

1 A dividend of CHF 2.00 per share was paid out on 23 April 2003. In July 2002 a par value reduction of CHF 2.00 per share was paid out instead of a dividend.

Out of the total number of 98,068,507 treasury shares on 30 September 2003, 42,940,000 shares have been repurchased for cancelation. On 30 September 2003, a maximum of 7,432,025 shares can be issued against the exercise of options from former PaineWebber employee option plans.

Financial Statements
11 November 2003

UBS Statement of Cash Flows (unaudited)

CHF million
For the nine month period ended	30.9.03	30.9.02

Cash flow from/(used in) operating activities
Net profit	4,526	3,636
Adjustments to reconcile net profit to cash flow from/ (used in) operating activities
Non-cash items included in net profit and other adjustments:
Depreciation of property and equipment	988	1,123
Amortization of goodwill and other intangible assets	718	943
Credit loss expense/(recovery)	54	217
Equity in income of associates	(114)	(27)
Deferred tax expense/(benefit)	320	(637)
Net loss/(gain) from investing activities	41	685
Net (increase)/decrease in operating assets:
Net due from/to banks	32,044	(15,844)
Reverse repurchase agreements and cash collateral on securities borrowed	(61,660)	(52,576)
Trading portfolio and net replacement values	(32,111)	36,506
Loans/due to customers	17,496	2,883
Accrued income, prepaid expenses and other assets	(1,427)	1,171
Net increase/(decrease) in operating liabilities:
Repurchase agreements, cash collateral on securities lent	37,921	20,969
Accrued expenses and other liabilities	9,976	(2,238)
Income taxes paid	(789)	(773)

Net cash flow from/(used in) operating activities	7,983	(3,962)

Cash flow from/(used in) investing activities
Investments in subsidiaries and associates	(83)	(30)
Disposal of subsidiaries and associates	726	231
Purchase of property and equipment	(778)	(1,336)
Disposal of property and equipment	68	84
Net (investment in)/divestment of financial investments	1,453	2,290

Net cash flow from/(used in) investing activities	1,386	1,239

Cash flow from/(used in) financing activities
Net money market paper issued/(repaid)	(10,478)	(23,549)
Net movements in treasury shares and own equity derivative activity	(5,480)	(4,007)
Capital issuance	2	5
Capital repayment by par value reduction	0	(2,509)
Dividends paid	(2,298)	0
Issuance of long-term debt	19,206	11,746
Repayment of long-term debt	(12,342)	(10,450)
Increase in minority interests	488	185
Dividend payments to/and purchase from minority interests	(231)	(213)

Net cash flow from/(used in) financing activities	(11,133)	(28,792)
Effects of exchange rate differences	(169)	(1,539)

Net increase/(decrease) in cash equivalents	(1,933)	(33,054)
Cash and cash equivalents, beginning of the period	82,344	116,259

Cash and cash equivalents, end of the period	80,411	83,205

Cash and cash equivalents comprise:
Cash and balances with central banks	4,790	3,204
Money market paper[1]	38,440	50,778
Due from banks maturing in less than three months	37,181	29,223

Total	80,411	83,205

1 Money market paper is included in the Balance sheet under Trading portfolio assets and Financial investments. CHF 5,206 million and CHF 17,386 million were pledged at 30 September 2003 and 30 September 2002, respectively.

Notes to the Financial Statements
11 November 2003

Notes to the Financial Statements (unaudited)

Note 1 Basis of Accounting

UBS AG’s (“UBS”) consolidated financial statements (“the Financial Statements”) are prepared in accordance with International Financial Reporting Standards (IFRS) and stated in Swiss francs (CHF). These Financial Statements are presented in accordance with IAS 34 “Interim Financial Statements”. In preparing the interim Financial Statements, the same accounting principles and methods of computation are applied as in the Financial Statements at 31 December 2002 and for the year then ended. These interim Financial Statements should be read in conjunction with the audited Financial Statements included in the UBS Financial Report 2002.

     In the first quarter 2003, UBS’s five independently operating private banks and GAM were transferred out of Wealth Management & Business Banking and Global Asset Management into a separate holding company held by Corporate

Center. Note 2 to the interim Financial Statements reflects the changed Business Group structure and associated management accounting changes. Comparative prior period amounts have been restated to conform to the current year presentation.

     UBS sponsors the formation of companies, which may or may not be directly or indirectly owned subsidiaries, for the purpose of asset securitization transactions and to accomplish certain narrow and well-defined objectives. These companies may acquire assets directly or indirectly from UBS or its affiliates. Some of these companies are bankruptcy-remote entities whose assets are not available to satisfy the claims of creditors of UBS or any of its subsidiaries. Such companies are consolidated in the Financial Statements when the relationship between UBS and the company indicates that it is controlled by UBS.

Notes to the Financial Statements
11 November 2003

Note 2 Reporting by Business Group

The Business Group results are presented on a management reporting basis. Consequently, internal charges and transfer pricing adjustments are reflected in the performance of each business. Revenue sharing agreements are used to allocate external customer revenues to a Business Group on a reasonable basis. Transactions between Business Groups are conducted at arm’s length.

For the nine months ended 30 September 2003
				Wealth
	Wealth Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income	9,016	1,286	10,497	3,907	722	25,428
Credit loss (expense)/recovery[1]	(126)	0	(97)	(7)	176	(54)

Total operating income	8,890	1,286	10,400	3,900	898	25,374

Personnel expenses	3,466	616	5,753	2,782	576	13,193
General and administrative expenses	1,573	311	1,524	738	273	4,419
Depreciation	283	19	238	118	330	988
Amortization of goodwill and other intangible assets	58	120	209	257	74	718

Total operating expenses	5,380	1,066	7,724	3,895	1,253	19,318

Business Group performance before tax	3,510	220	2,676	5	(355)	6,056
Tax expense						1,285

Net profit before minority interests						4,771
Minority interests						(245)

Net profit						4,526

1 In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 54 million for the nine months ended 30 September 2003 is as follows: Wealth Management & Business Banking CHF 33 million recovery, Investment Bank CHF 86 million expense, Wealth Management USA CHF 3 million expense and Corporate Center CHF 2 million recovery.

For the nine months ended 30 September 2002
				Wealth
	Wealth Management &	Global Asset	Investment	Management	Corporate
CHF million	Business Banking	Management	Bank	USA	Center	UBS

Income	9,327	1,254	9,932	4,346	1,955	26,814
Credit loss (expense)/recovery[1]	(248)	0	(88)	(11)	130	(217)

Total operating income	9,079	1,254	9,844	4,335	2,085	26,597

Personnel expenses	3,448	583	6,357	3,318	797	14,503
General and administrative expenses	1,704	323	1,706	986	513	5,232
Depreciation	330	18	283	113	379	1,123
Amortization of goodwill and other intangible assets	71	145	288	350	89	943

Total operating expenses	5,553	1,069	8,634	4,767	1,778	21,801

Business Group performance before tax	3,526	185	1,210	(432)	307	4,796
Tax expense						887

Net profit before minority interests						3,909
Minority interests						(273)

Net profit						3,636

1 In order to show the relevant Business Group performance over time, adjusted expected loss figures rather than the IFRS actual net credit loss expense are reported for each Business Group. The adjusted expected loss is the statistically derived actuarial expected loss which reflects the inherent counterparty and country risks in the respective portfolios, plus the deferred releases representing the amortized historical differences between actual credit losses and actuarial expected loss. The difference between the adjusted expected loss figures and the IFRS actual net credit loss expense recorded at Group level for financial reporting purposes is reported in the Corporate Center. The Business Group breakdown of the net credit loss expense for financial reporting purposes of CHF 217 million for the nine months ended 30 September 2002 is as follows: Wealth Management & Business Banking CHF 178 million expense, Investment Bank CHF 37 million expense, Wealth Management USA CHF 14 million expense and Corporate Center CHF 12 million recovery.

Note 3 Net Interest and Trading Income

Accounting standards require separate disclosure of net interest income and net trading income by type of income (see the second and the third tables). This required disclosure, however, does not take into account that net interest and trading income are generated by a range of different business activities. In many cases, a particular business activity can generate both net interest and trading income. Fixed income trading activity, for example, generates both trading profits and coupon income. UBS management therefore analyzes net interest and trading income according to the business activity generating it. The first table below (labeled Net interest and trading income) provides information that corresponds to this management view. For example, net income from trading activities is further broken down into the four sub-components of Equities, Fixed income, Foreign exchange and Other. These activities generate both types of income (interest and trading revenue) and therefore this analysis is not comparable to the breakdown provided in the third table on the next page (Net trading income only).

Net Interest and Trading Income

	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Net interest income	3,357	3,026	2,726	11	23	9,292	7,849
Net trading income	642	1,333	1,027	(52)	(37)	3,236	4,906

Total net interest and trading income	3,999	4,359	3,753	(8)	7	12,528	12,755

Breakdown by business activity
	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Net income from interest margin products	1,267	1,292	1,238	(2)	2	3,844	3,979

Equities	743	700	807	6	(8)	1,758	2,272
Fixed income	1,568	1,794	1,389	(13)	13	5,362	4,991
Foreign exchange	351	419	287	(16)	22	1,140	1,172
Other	83	85	59	(2)	41	244	199

Net income from trading activities	2,745	2,998	2,542	(8)	8	8,504	8,634

Net income from treasury activities	334	354	328	(6)	2	1,072	1,232

Other[1]	(347)	(285)	(355)	(22)	2	(892)	(1,090)

Total net interest and trading income	3,999	4,359	3,753	(8)	7	12,528	12,755

1 Principally external funding costs of the Paine Webber Group, Inc. acquisition.

Notes to the Financial Statements
11 November 2003

Note 3 Net Interest and Trading Income (continued)

Net interest income1

	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Interest income
Interest earned on loans and advances	2,794	2,822	2,808	(1)	0	8,188	8,937
Interest earned on securities borrowed and reverse repurchase agreements	2,538	2,861	3,290	(11)	(23)	8,243	9,173
Interest and dividend income from financial investments	13	22	77	(41)	(83)	60	139
Interest and dividend income from trading portfolio	4,799	4,939	4,234	(3)	13	13,929	13,017

Total	10,144	10,644	10,409	(5)	(3)	30,420	31,266

Interest expense
Interest on amounts due to banks and customers	1,017	1,160	1,531	(12)	(34)	3,369	4,955
Interest on securities lent and repurchase agreements	2,448	2,631	2,944	(7)	(17)	7,561	8,396
Interest and dividend expense from trading portfolio	2,571	2,979	2,124	(14)	21	7,795	6,396
Interest on debt issued	751	848	1,084	(11)	(31)	2,403	3,670

Total	6,787	7,618	7,683	(11)	(12)	21,128	23,417

Net interest income	3,357	3,026	2,726	11	23	9,292	7,849

Net trading income[1]
	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Equities	331	632	702	(48)	(53)	1,145	2,187
Fixed income[2]	(54)	219	45			784	1,274
Foreign exchange and other	365	482	280	(24)	30	1,307	1,445

Net trading income	642	1,333	1,027	(52)	(37)	3,236	4,906

1 Please refer to the table “Net Interest and Trading Income” on the previous page for the Equities, Fixed income, Foreign exchange and Other business results (for an explanation, read the corresponding introductory comment).    2 Includes commodities trading income.

Note 4 Net Fee and Commission Income

	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Underwriting fees	492	654	528	(25)	(7)	1,583	1,606
Corporate finance fees	188	153	167	23	13	455	596
Brokerage fees	1,465	1,419	1,419	3	3	4,113	4,644
Investment fund fees	1,031	931	951	11	8	2,844	3,135
Fiduciary fees	60	62	71	(3)	(15)	185	232
Custodian fees	299	305	296	(2)	1	883	985
Portfolio and other management and advisory fees	1,022	911	939	12	9	2,834	3,130
Insurance-related and other fees	94	89	98	6	(4)	286	336

Total securities trading and investment activity fees	4,651	4,524	4,469	3	4	13,183	14,664

Credit-related fees and commissions	60	53	80	13	(25)	175	216
Commission income from other services	259	275	242	(6)	7	794	749

Total fee and commission income	4,970	4,852	4,791	2	4	14,152	15,629

Brokerage fees paid	390	356	321	10	21	1,080	1,026
Other	194	183	171	6	13	547	618

Total fee and commission expense	584	539	492	8	19	1,627	1,644

Net fee and commission income	4,386	4,313	4,299	2	2	12,525	13,985

Notes to the Financial Statements
11 November 2003

Note 5 Other Income

	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Gains/losses from disposal of associates and subsidiaries
Net gain from disposal of:
Consolidated subsidiaries	3	164	0	(98)		167	156
Investments in associates	1	1	0	0		2	0

Total	4	165	0	(98)		169	156

Financial investments available for sale
Net gain from disposal of:
Private equity investments	27	20	42	35	(36)	110	157
Other financial investments	6	81	162	(93)	(96)	92	431
Impairment charges on private equity investments and other financial investments	(83)	(89)	(444)	7	81	(412)	(1,487)

Total	(50)	12	(240)		79	(210)	(899)

Net income from investments in property	17	23	18	(26)	(6)	56	58
Equity in income of associates	42	62	12	(32)	250	114	27
Other	66	153	253	(57)	(74)	246	732

Total other income	79	415	43	(81)	84	375	74

Note 6 Personnel Expenses

	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Salaries and bonuses	3,385	3,606	3,360	(6)	1	10,258	11,256
Contractors	137	139	151	(1)	(9)	410	429
Insurance and social contributions	280	224	234	25	20	720	757
Contribution to retirement plans	172	196	174	(12)	(1)	571	516
Other personnel expenses	398	454	492	(12)	(19)	1,234	1,545

Total personnel expenses	4,372	4,619	4,411	(5)	(1)	13,193	14,503

Note 7 General and Administrative Expenses

	Quarter ended			% change from		Year to date

CHF million	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Occupancy	299	371	331	(19)	(10)	974	1,020
Rent and maintenance of machines and equipment	189	169	187	12	1	532	516
Telecommunications and postage	221	219	247	1	(11)	659	783
Administration	151	151	173	0	(13)	445	616
Marketing and public relations	83	104	100	(20)	(17)	276	335
Travel and entertainment	124	126	133	(2)	(7)	368	440
Professional fees	140	147	123	(5)	14	396	409
IT and other outsourcing	214	198	259	8	(17)	610	781
Other	1	115	167	(99)	(99)	159	332

Total general and administrative expenses	1,422	1,600	1,720	(11)	(17)	4,419	5,232

Notes to the Financial Statements
11 November 2003

Note 8 Earnings per Share (EPS) and Shares Outstanding

	Quarter ended			% change from		Year to date

Basic earnings (CHF million)	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Net profit	1,673	1,639	942	2	78	4,526	3,636

	Quarter ended			% change from		Year to date

Diluted earnings (CHF million)	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Net profit	1,673	1,639	942	2	78	4,526	3,636
Less: Profit on own equity derivative contracts deemed dilutive	(8)	0	(21)		62	(2)	(130)

Net profit for diluted EPS	1,665	1,639	921	2	81	4,524	3,506

	Quarter ended			% change from		Year to date

Weighted average shares outstanding	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Weighted average shares outstanding	1,102,783,381	1,136,530,546	1,199,528,140	(3)	(8)	1,130,413,592	1,221,094,518
Potentially dilutive ordinary shares resulting from options and warrants outstanding	30,614,016	19,428,459	11,281,744	58	171	20,617,036	14,379,115

Weighted average shares outstanding for diluted EPS	1,133,397,397	1,155,959,005	1,210,809,884	(2)	(6)	1,151,030,628	1,235,473,633

	Quarter ended			% change from		Year to date

Earnings per share (CHF)	30.9.03	30.6.03	30.9.02	2Q03	3Q02	30.9.03	30.9.02

Basic EPS	1.52	1.44	0.79	6	92	4.00	2.98
Diluted EPS	1.47	1.42	0.76	4	93	3.93	2.84

	As at			% change from

Shares outstanding	30.9.03	30.6.03	30.9.02	2Q03	3Q02

Total ordinary shares issued	1,182,486,491	1,258,031,067	1,254,852,158	(6)	(6)
Second trading line treasury shares
2002 first program		67,700,000	62,811,279
2002 second program		8,270,080
2003 program	42,940,000	11,270,000
Other treasury shares	55,128,507	52,538,668	5,941,400	5	828

Total treasury shares	98,068,507	139,778,748	68,752,679	(30)	43

Shares outstanding	1,084,417,984	1,118,252,319	1,186,099,479	(3)	(9)

Note 9 Currency Translation Rates

The following table shows the principal rates used to translate the financial statements of foreign entities into Swiss francs:

	Spot rate				Average rate			Average rate
	As at				Quarter ended			Year to date

	30.9.03	30.6.03	31.12.02	30.9.02	30.9.03	30.6.03	30.9.02	30.9.03	30.9.02

1 USD	1.32	1.35	1.38	1.48	1.36	1.34	1.49	1.35	1.58
1 EUR	1.54	1.56	1.45	1.46	1.54	1.54	1.46	1.52	1.47
1 GBP	2.19	2.24	2.23	2.31	2.20	2.18	2.32	2.19	2.34
100 JPY	1.18	1.13	1.17	1.21	1.17	1.12	1.24	1.15	1.26

UBS Registered Shares
11 November 2003

UBS Registered Shares

UBS ordinary shares are registered shares with a par value of CHF 0.80 per share. They are issued in the form of Global Registered Shares (GRS). A Global Registered Share is a security that provides direct and equal ownership for all shareholders. It can be traded and transferred across applicable borders without the need for conversion, with identical shares traded on different stock exchanges in different currencies. The share is listed on the Swiss (traded on virt-x), New York and Tokyo stock exchanges.

Ticker symbols

Trading exchange	Bloomberg	Reuters	Telekurs

virt-x	UBSN VX	UBSN.VX	UBSN, 380

New York Stock Exchange	UBS US	UBS.N	UBS, 65

Tokyo Stock Exchange	8657 JP	UBS.T	N16631, 106

Security identification codes

ISIN	CH0012032030

Valoren	1203203

Cusip	CINS H8920M855

UBS share price

Note: For current share price refer to: www.ubs.com/quotes

Cautionary statement regarding
forward-looking statements

This communication contains statements that constitute “forward-looking statements”, including, but not limited to, statements relating to the implementation of strategic initiatives, such as the implementation of the European wealth management strategy, expansion of our corporate finance presence in the US and worldwide, and other statements relating to our future business development and economic performance.
While these forward-looking statements represent our judgments and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations.
These factors include, but are not limited to, (1) general market, macro-economic, governmental and regulatory trends, (2) movements in local and international securities markets, currency exchange rates and interest rates, (3) competitive pressures, (4) technological developments, (5) changes in the financial position or credit-worthiness of our customers, obligors and counterparties and developments in the markets in which they operate, (6) legislative developments, (7) management changes and changes to our business group structure in 2001, 2002 and 2003 and (8) other key factors that we have indicated could adversely affect our business and financial performance which are contained in other parts of this document and in our past and future filings and reports, including those filed with the SEC.
More detailed information about those factors is set forth elsewhere in this document and in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2002. UBS is not under any obligation to (and expressly disclaims any such obligations to) update or alter its forward-looking statements whether as a result of new information, future events, or otherwise.

Imprint

Publisher/Copyright: UBS AG, Switzerland.
Language: English.
SAP-No. 80834E-0304

UBS AG P.O. Box, CH-8098 Zurich P.O. Box, CH-4002 Basel

www.ubs.com

INCORPORATION BY REFERENCE

     This Form 6-K is hereby incorporated by reference into each prospectus currently outstanding under the registration statements of UBS AG on Form F-1 (Registration Numbers 333-52832; 333-52832-01 to –03; 333-46216; 333-46216-01 and –02; and 333-46930), Form F-3 (Registration Numbers 333-64844; 333-62448; 333-62448-01 to –04) and Form S-8 (Registration Numbers 333-57878; 333-50320; 333-49216; 333-49214; 333-49212; 333-49210; and 333-103956), and the registration statement of Corporate Asset Backed Corporation on Form S-3 (Registration Number 333-61522), and into any outstanding offering circular that incorporates by reference any Form 6-K’s of UBS AG that are incorporated into its registration statements filed with the SEC.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

	By:	/s/ Robert Dinerstein

	Name:	Robert Dinerstein
	Title	Managing Director

	By:	/s/ Robert Mills

	Name:	Robert Mills
	Title:	Managing Director
Date: November 11, 2003